RLI

Fundamentally Innovative

RLI CORP. 2001 ANNUAL REPORT

Insurance in a different light

About the cover



Nonconforming. Contrarian. Uncommon. Choose your word, but they all describe RLI. That's because we're not your typical, run-of-the-mill insurance company. As a specialty insurer, we serve customers by crafting unique coverages that are difficult to find elsewhere, or by providing innovative solutions to more conventional coverages. In turn, we deliver superior long-term returns to our shareholders. So, we ARE insurance ... just insurance in a different light. ▹▹ *That's why our customers, such as H-M Oil Company in Houston, rely on us to look after their needs. Specific performance guarantee bonds from RLI's surety division allow H-M to drill and maintain oil wells day or night (below and front cover) — via the strong-armed efforts of pumper/gauger Dickie Black — throughout mid-Texas. Likewise, when Gaylon Freeman (at left, in photo above) of Northstar Interests seeks a business partner on new oil field projects, he often turns to RLI's Roy Die, who provides the coverage required to ensure their ventures proceed on time.* ▹▹




www.rlicorp.com/ar2001/oil.asp

There's more on our website! Whenever you see this icon, go to the web address indicated and learn more about the subject being discussed.

RLI is a property and casualty insurance company that focuses on specialty lines. In most instances, the customers of our insurance coverage are businesses throughout the United States. In a $300 billion industry, we wrote $512 million of protection in 2001. A.M. Best Company places RLI in the top 200 property and casualty insurance groups in the country based on policyholder surplus. That's just fine with us; being the biggest has never been our goal. Our ambition is to provide the products and services our customers need and create the consistent, superior returns our investors have come to expect.

We provide our customers with innovative insurance solutions and deliver a return to shareholders that significantly exceeds our cost of capital. By attracting outstanding talent and continuously developing our expertise, we are dedicated to serving carefully chosen markets. We always strive to be a highly regarded organization recognized for ethical standards, products of exceptional value, and outstanding customer service. At all times, we demonstrate a competitive desire to be the best.

As the leading specialty insurance organization in the United States, we exceed expectations through innovative products, services and people.

(in thousands, except per diluted share and combined ratio data)

	2001	2000	% CHANGE
Gross sales	$ 548,331	469,760	16.7
Gross premiums written	$ 511,985	437,866	16.9
Net premiums written	$ 315,213	260,853	20.8
Consolidated net revenue	$ 309,354	263,496	17.4
Net earnings	$ 31,047	28,693	8.2
Comprehensive earnings	$ 11,373	42,042	(72.9)
GAAP combined ratio	97.2	94.8	2.5
Statutory combined ratio	95.8	95.8	0.0
Total shareholders' equity	$ 335,432	326,654	2.7
PER SHARE DATA:			
Net earnings	>>$ 3.10	2.89	7.3
Comprehensive earnings	$ 1.14	4.23	(73.0)
Cash dividends declared	>>$ 0.63	0.59	6.8
Book value	>>$ 33.84	33.32	1.6
Closing stock price	>>$ 45.00	44.69	0.7
Net return on equity	9.4%	9.3%	1.1
Net comprehensive return on equity	3.4%	13.6%	(75.0)

>> **YEAR-END COMPANY RECORD**

Statutory combined ratio history

Finish left of the white line — below a 100 combined ratio — and you've posted profitable underwriting results. In the last 10 years, RLI has outperformed the industry by an average of 13.1 points.


1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
95.8
● INDUSTRY - 2001 ESTIMATED

RLI's values clarify who we are and what we try to accomplish. They're evident in all we do and, to help you better understand RLI, they appear throughout this report.

We are **talented**

- >> *We strive to attract the industry's most talented people.*
- >> *We continually learn and grow.*
- >> *We reward and recognize outstanding performance.*

2001 gross premiums written

(IN MILLIONS)

RLI's $512 million in gross premiums written exceeded the half-billion-dollar level for the first time in company history.

Casualty » $288.6 » 56.4%
Property » $170.0 » 33.2%
Surety » $53.4 » 10.4%

Casualty	
Commercial umbrella	$ 61.6
General liability	59.7
Transportation	55.9
Programs	28.5
Personal umbrella	27.3
Executive products	25.3
Other	30.3
TOTAL	$ 288.6
Property	
Difference in conditions	$ 70.2
Commercial fire	51.0
Construction	39.3
Other	9.5
TOTAL	$ 170.0
Surety	
Contract bonds	$ 19.7
Oil and gas	11.5
Miscellaneous surety	11.0
Mid-market commercial	9.1
Other	2.1
TOTAL	$ 53.4
GRAND TOTAL	$ 512.0

	Casualty	Property	Surety
Products	Commercial general liability, commercial umbrella/excess liability, deductible buy-back, directors and officers liability, employers indemnity, employment practices liability, fiduciary liability, miscellaneous professional liability, personal umbrella, products liability, program business and transportation-related coverages.	Commercial property (fire and associated perils), difference in conditions (or DIC, including earthquake and flood), and other inland marine coverages including builders risk, contractors equipment and miscellaneous property. Personal lines include renters, condominium owners, dwelling fire, homeowners and in-home business policies.	Various surety bonds, including contract, court, federal, license and permit, notary, probate, and public official as well as fidelity bonds/crime insurance. Plugging and abandonment for the energy, petrochemical and refining industries.
Typical Customers	Includes habitational accounts, schools like the Beaumont, Calif., Middle School, small non-profits, multinational corporations, personal lines accounts, commercial contracting risks, and truck fleets like Osterkamp Trucking.	Commercial insureds: Smaller business owners to large companies, with a wide range of customers from real estate developers to organizations like the San Francisco Giants. Personal lines insureds include Hawaii homeowners and renters as well as in-home businesses (nationwide).	Contractors, small business owners, small to large corporations. Businesses operating in the energy, petrochemical and refining industries, such as H-M Oil Company.
Partners/ Competitors	PARTNERS: General agents, national and regional wholesale brokers, larger regional retail brokers, independent agency associations. COMPETITORS: Includes ACE INA Group, American International Group, Berkshire Hathaway Insurance Group, Nationwide Group, Royal & Sun Alliance Insurance Group.	PARTNERS: National and regional wholesale and retail brokers; independent agents for personal lines. COMPETITORS: Includes American International Group, Markel Corporation Group, St. Paul Companies, TIG Insurance Group, Vesta Insurance Group.	PARTNERS: Surety America, independent agencies and brokers, regional and national brokers. COMPETITORS: Includes Chubb Group of Insurance Companies, CNA Insurance Companies, St. Paul Companies.
2001 Highlights	Instituted underwriting/pricing changes to improve profitability. Talent acquisitions in Executive Products Group and new initiatives in programs business both generated significant growth for those areas. Premium volume from Internet-based products increased by 85 percent.	We incurred nominal losses from the September 11 events. Since then, policy rates/prices have firmed rapidly and we've developed new difference in conditions and earthquake-only policy forms. Business continued to cycle away from standard lines companies to specialty insurers like us.	Expanded our presence in mid-market commercial surety marketplace. Opened our Sarasota, Fla., branch office to better serve the miscellaneous market in that region. Continued to expand rLink software solution, which focuses on operating efficiencies at the agency level and at RLI.
Outlook	Rates are expected to rise and improve this segment's combined ratio. New and existing underwriting talent should lead to growth in selected areas. Expect general liability to increase as rates firm and opportunities improve. Commercial umbrella volume may decline as we emphasize working with core agency partners with aligned business interests.	Rising rates plus knowledgeable underwriters equals improved profits and accelerated growth. Diminished reinsurance capacity since September 11 should benefit RLI; reinsurers view us as a good partner with a high level of expertise. Property book will become less diversified as we continue to refocus on domestic property business.	Surety results across the industry have generally declined with the weakened economy. The opportunity this has created bodes well for improved rates, terms and conditions. We are well positioned to capitalize on anticipated rebounding of the economy. Next year's growth will continue to come from geographic expansion and increased rates.

» *Definitions of industry specific terms used throughout this report appear in the glossary on page 56.*

Pushing back the shadows



"This is the most exciting insurance marketplace I've seen in 15 years, and we're ready for it."

Jonathan E. Michael
President, CEO

Differences between one insurer and another are like those between people. Sometimes they're like night and day. Sometimes they're slight. Regardless of their scope, these distinctions go to the root of this year's report.

We believe RLI is different; we've always said so. But by claiming RLI does insurance differently, we're actually saying we've not changed at all.

Most of the widely known companies in our industry tend to pursue homogeneous, standard lines of insurance. By contrast, most of our revenue comes from specialty products those same companies tend to avoid.

Most other insurers offer products appealing to the broadest spectrum of customers. We pride ourselves on catering to underserved customers — those with unique needs, or those who find our particular twist on traditional products compelling.

Most insurers recoup deficits in the business of writing insurance with income from investments. Our shareholders have enjoyed both the benefits of our profitable underwriting discipline and a unique investment strategy that combine to create tremendous long-term returns. ▷▷

Our history speaks for itself. Go to page 58 of this report. There, our financial data tells the RLI story more eloquently than I can here. Over the last 10 years, our gross sales have grown 154 percent, we've recorded underwriting profits nearly every year, book value per share has risen 200 percent, and our stock price has appreciated 326 percent.

Translated into plain language, we've remained true to our principles of delivering profitable growth and creating long-term shareholder value. I expect us to continue to do so in 2002 and beyond.

This year was no exception. RLI associates generated record earnings per share of $3.10, seven percent higher than last year. Gross premiums surpassed the half-billion-dollar hurdle for the first time, finishing at $512 million. Shareholders' equity of $335 million and assets of $1.4 billion also reached all-time highs. Our 2001 statutory combined ratio was 95.8, higher than I would have liked, but far better than the 117.7 result estimated for the industry by the Insurance Institute of America. ▷▷

Each RLI business segment contributed to our 2001 growth. In fact, we've recorded top-line growth in nine out of the last 10 years. Casualty business advanced by 23 percent on the year, surety grew 23 percent, and our property segment improved by six percent. In all, gross written premiums advanced 17 percent.

Both veteran RLI products and those relatively new to the company played a role in our growth. Several casualty offerings — including general liability, personal umbrella, executive products, transportation and programs — showed double-digit increases. Our property segment rode a sharp rise in construction business. A mid-market commercial surety unit drove the majority of surety's development for the year.

Our equity portfolio recorded a disappointing –7 percent return for the year, which resulted in a significant decline in comprehensive earnings over the prior year. However, our results compared well to the broad markets. The S&P 500 Index, for example, posted a year-end return of –12 percent.

Despite the year's total return performance, we will not abandon our equity-based strategy. Since 1982, this portfolio's total return has averaged 16 percent and has contributed considerably to long-term shareholder value.

Offsetting the year's equity portfolio returns was a strong bond portfolio performance, resulting in a return of two percent overall.

The long-term philosophy to our investment strategies has helped create strong book value growth. Since 1991, book value per share has grown by 200 percent, not counting the $124 million returned to shareholders in the form of dividends and stock repurchases. When you add back the $124 million, the real return to shareholders over this period was 311 percent. ▷▷

For our industry, it's both the best of times and the worst of times. As the predicted industry combined ratio indicates, the collective losses from 2001 are expected to be staggering. Major events of the year included the Seattle earthquake, Hurricane Allison, the events of September 11, and the collapse of Enron. The industry's worst combined ratio on record is 118.0 in 1984; 2001 is certain to be one of the worst loss years ever.

The terrorist attacks on New York and Washington will never be forgotten. Our office in the north tower of the World Trade Center was destroyed but, thankfully, all associates escaped harm. We often think of the friends, customers, competitors, cities and nations that still live with the consequences of that day.

The effects are still rippling through our industry. Some insurers are not taking on new business. Several companies, including the venerable Lloyd's of London, significantly increased prior predictions of total losses. On a very basic level, these issues have caused the industry and RLI to take a hard look at premium rate calculations and policy language. ▷▷

Despite all this, there is good news for companies like RLI. We have been able to push back the shadows that envelop others in our industry. To begin with, these events did not have a material effect on our bottom line. Our underwriters' skill and experience help us avoid typically troublesome business segments as well as concentrations of risk that could lead to such catastrophic results.

Premium rates, which had begun rising in 2000 and 2001 after several years of competitive rate cuts, are gaining even more momentum as we enter 2002. RLI is well positioned to capitalize on the rising prices, and well financed to write more business. We anticipate this firm market will provide significant opportunities for profitable growth. This type of market, one in which customers place a priority on quality in their insurer, will further differentiate RLI as a preferred provider in the eyes of our customers.

Reinsurance capacity contracted significantly in the last quarter of 2001. Terrorism has been largely excluded from coverage. Accordingly, rates have risen dramatically. Fortunately, our long-standing reinsurance partners understand our underwriting expertise and history of generating profits. We believe the terms we've been able to secure have been more favorable than others have experienced, creating additional opportunities for profitable results.

In these uncertain times, remember RLI's Mission Statement — in particular, the phrase stating, "we always strive to be a highly-regarded organization recognized for ethical standards." This is the bedrock of RLI's identity. Let it also serve as our assurance to you that we will remain diligent in our approach to financial reporting and managing every aspect of our business. ▹▹

As far as our company is concerned, 2001 was pleasing, but not truly satisfying. We expected so much more from ourselves and for our shareholders. Our combined ratio, while far better than our peers, was a bit too high for our tastes. Shareholder returns were, admittedly, not up to par.

But I think that gives us even more to look forward to in 2002. This is the most exciting insurance marketplace I've seen in 15 years, and we're ready for it.

After several years of a soft market, we're in the midst of a noticeably firmer price environment. In such circumstances, the results have traditionally been terrific for our company.

We will be rededicating our energies to the high caliber of underwriting for which we're known. One year from now, I anticipate reporting a significant increase in premiums, a satisfactory reduction in our combined ratio, and the returns to which you've long been accustomed.

I don't know about you, but I can't wait. ▹▹

Jonathan E. Michael
President & CEO

March 1, 2002

RLI stock has appreciated by 35% in the last three years, 326% in the last 10.

Business segments deliver profitable results



Segment combined ratios
Casualty results have held steady while our property and surety segments regularly show profits (under 100).
100
1997
1998
1999
2000
2001 101.4
100
1997
1998
1999
2000
2001 89.3
100
1997
1998
1999
2000
2001 94.9

Casualty

The industry's casualty segment is experiencing a firming market, which should continue through 2002. Higher reinsurance costs and the departure of standard lines companies from certain classes of business have contributed to double-digit rate increases. Firmly established RLI product line strengths set the stage for significant 2002 growth in this key segment.

RLI's casualty brokerage operation maintains exceptional emphasis on internal underwriting expertise, diligent expense management and strategic marketing initiatives to produce consistent and profitable growth.

A commitment to underwriting discipline in commercial umbrella, as well as strong price increases, should pay off this year. Additionally, expanded use of our on-line underwriting/rating/policy issuance system for smaller risks will allow us to grow this product line.

In professional liability products, an increased market presence over the past 18 months, new products, higher rates and more stringent policy terms should help us capitalize on favorable marketplace conditions.

Proprietary pricing models, disciplined underwriting, continuing rate strengthening, and a loyal agency base are expected to create growth for our transportation division.

RLI specialty markets and programs' cross-functional business model holds a competitive advantage in shorter turnaround and time-to-market responsiveness.



Casualty gross premiums written

(IN MILLIONS)

Expanded marketing efforts, including Internet-driven solutions, have pushed casualty premiums by 154 percent in the last five years.



$100
$200
$300
1997
1998
1999
2000
2001 $289

Property

Property business is also witnessing a firming market; the number of competitors has been reduced significantly in the past 12 months. Those that remain are pulling out of certain classes of business and restricting coverages, increasing deductibles, and increasing premiums in the classes of business they still entertain. Double-digit rate increases over the prior year are not uncommon. Capacity to write new business has diminished in specific classes of business.

As the premier writer of California difference in conditions/earthquake business, RLI has an excellent reputation for quality, responsiveness and stability throughout the marketplace. We are absolutely committed to retaining a strict underwriting focus and keeping a pristine book of business.

The construction marketplace stabilized in late 2000 and showed significant signs of firming with diminished primary and reinsurance capacity and above-average price increases throughout 2001.

In 2002, RLI property underwriters will focus on improving the quality of our writings. We anticipate considerable top-line growth in the property segment, with significant opportunities for profit improvement in 2002 and beyond.

Surety

Since entering the marketplace in 1992, RLI has quickly become a major player in those states where we see market opportunity. We focus on smaller fidelity and miscellaneous business overlooked by large, multi-line companies due to lower premiums per policy. Through a highly advanced level of automation, we provide faster customer service by way of bond issuance at the agent's office and a unique direct bill capability.

RLI has expanded into another market void — smaller contract business — by successfully building relationships with many contract-writing agencies with larger premium volume. In oil and gas surety, we are a leader because of well-known and respected underwriters. In 2001, we also launched a mid-market commercial operation.

Surety has recorded double-digit gross premiums growth in each of the last two years. 2001 results were softened by unfavorable economic conditions affecting the contract segment.

Surety expects slightly improved results for 2002. The collapse of Enron, to which we had no direct exposure, has contributed to firming market conditions. Geographic expansion in the miscellaneous and contract markets, as well as a full year of production by our mid-market commercial surety line, will also drive the year's results.

Property loss ratio

Underwriting controls initiated in late 2000 began to show results in 2001, moving toward prior levels.


10
20
30
40
50
1997
1998
1999
2000
2001
51.8

Surety expense ratio

Lower per-policy premiums require surety to be cost conscious. RLI's five-year trend is solid.


25
50
75
1997
1998
1999
2000
2001
63.5

Illumination



through inspiration



Every day, we practice what we preach. The concept on which we were founded — creative means to meet customer needs — still thrives. We listen carefully. We anticipate needs. We search for better ways to be of service. ▷▷ Technology pushes it all farther; often, it is our competitive advantage. Internet-based systems enhance workflow, allowing RLI underwriters and support personnel to work in concert from any company office, from Atlanta to Peoria to Honolulu. Web solutions also connect key business partners with underwriting, rating and policy-binding systems. Such productive procedures — connecting systems and people, wherever they are — generated $30.1 million in Web-enabled gross written premiums in 2001. ▷▷ *Discover a way to get a leg up on the competition, and you've done well for the day. But repeat that advantage, and you've cast an entirely different light on the matter. RLI e-business experts have fine-tuned online underwriting programs for several product lines, including artisan's liability. So when David Gorin of program administrator Lemac & Associates (at left in photo) and site inspector Ernie Williams find an attractive customer (such as the Beaumont, Calif., Middle School construction project), they can bring it to RLI's attention from anywhere they have Internet access.* ▷▷



www.rlicorp.com/ar2001/ebusiness.asp


GIANTS

A feel

Only the very best players make it to the big leagues. The naturals. That's exactly the category in which we place our underwriters. They have an understanding of the ebb and flow of the insurance game, in addition to the skills required to create profitable results. These highly experienced industry veterans are armed with both decision-making authority and a mandate to choose profitable business over market share. The result: they approved only seven percent of new business submissions in 2001, leading to an underwriting profit of $7.7 million. That's a box score our shareholders understand. ⊳⊳ *Earthquake coverage is for pros only. Some insurers believe it's OK to get in for the quick buck, and then disappear when times are tough. But RLI sees it in a different light; we're in it for the long haul. That's why customer Keith Scheeler of the San Francisco Giants (second from right, in photo above) put us in the lineup when it came to insuring Pac Bell Park. By teaming our underwriters such as Kevin McDonough, (second from left) with key partners like Aon's Penny Peterson (left) and Swett & Crawford's Dennis Ransdell (right), we've earned $160.0 million writing DIC coverages since first offering this product in 1984.* ⊳⊳



www.rlicorp.com/ar2001/talent.asp

for the game





Driven to

Whether crafting unique insurance solutions for our customers or creating long-term growth in shareholder value, RLI associates do what it takes to get the job done. Their motivation? They're owners, too, holding 14 percent of the company thanks to RLI's Employee Stock Ownership Plan. RLI associates are the best possible guardians of the company's worth. ▷▷ Internal controls to align interests with those of outside shareholders only strengthen our associates' resolve. Company decisions must be shown to improve shareholder value or be scrapped. Incentive plans depend on whether or not we first meet our investors' expectations. As a result, book value per share has grown by 200 percent over the last decade. ▷▷ *If some say that RLI Transportation agent Bruce Blumberg (at left, in photo above) marches to the beat of a different drummer, that's just fine with him. When he meets with customers such as Gus Osterkamp of Osterkamp Trucking, he has two priorities. First, he delivers the protection his customers need. But he also upholds RLI's experience in producing profitable business. Guidelines to reward profitability and cost consciousness align everyone's interests with external shareholders, and create long-term value.* ▷▷

exceed expectations


Osterkamp

www.rlicorp.com/ar2001/surety.asp

MICHAEL: The short-term effect has been minimal. We had very little exposure to the attacks in New York and Washington, with the obvious exception of our office in the World Trade Center. Thankfully, all of our personnel were safe and accounted for within hours of the first attack.

As a specialty insurance company, RLI has always persevered in times of industry change. We view the current environment as an opportunity. Capacity reductions in the reinsurance marketplace will probably force some companies to non-renew coverages, creating new business prospects for us. Premiums for our coverages should continue to rise in the near term. Of course, some of these gains will be offset by increased costs for the reinsurance we purchase. But I look for the overall trend to favor companies like RLI.



STONE: How could it not? Nearly every insurer is making adjustments. We've reviewed our policies for terrorism exclusions and implemented them where appropriate. While our underwriters have, by design, avoided concentrations of risk in any one area, our concern for this has only been heightened. In addition to the rigorous objective analyses we employ in underwriting, new business is also put through subjective scrutiny: is this, or are nearby risks, potential targets?

It's a whole new world out there, one in which the strong will get stronger. With our underwriters' experience — a longtime source of RLI's strength — we will remain nimble enough to adapt to the changing environment.

MICHAEL: We'll be exactly the same company we are today, but we'll also be very different. Our corporate values will not change; they are the essence of what RLI is as a company. But some of the products we consider core to our success today will probably change, either because of market conditions or product line experience.

In five years, we'll also be closer to the $1 billion company our chairman and founder Jerry Stephens envisions for us. To attain this in gross premiums written, we'd need to generate a feasible growth rate of 14 percent annually; to reach a market cap of $1 billion, we'd need to grow at a slightly higher rate of 17 percent per year.

RLI Corp. President & CEO Jonathan E. Michael (left) and RLI Insurance Company/Mt. Hawley Insurance Company President & COO Michael J. Stone.



[illegible]

STONE: Any time you want to expand a company, you need to be open to opportunities that become available. Identifying and pursuing new ventures is an integral part of our long-term business strategy. Acquiring companies can play a role in that growth, but we are more interested in acquiring underwriting talent with proven track records and books of business. RLI has a successful model for starting new product lines from scratch. That way, we don't inherit anyone else's issues; we can instill the RLI culture and goals in that product line from the very start. >>

[illegible]

STONE: Yes, we feel we are. To begin with, our underwriters understand this business, the types of risks we're willing to accept, and how to avoid concentrations of risk. We also use advanced catastrophe simulation software to regularly monitor and manage our aggregate risk to potential events.

We have also structured our reinsurance, an important piece of our protection, to minimize our exposure to catastrophes. To put it in perspective, the Northridge earthquake of 1994 was a $200 million gross loss to RLI, resulting in a $44 million loss, net of reinsurance and tax. In 2001, through improved reinsurance coverage, we've reduced the potential impact to surplus for a $250 million direct loss to approximately $25 million.

The most recent example of our aptitude in this area is the Seattle earthquake in February 2001. This 6.8 magnitude event caused more than $1 billion in insured damage, yet we incurred less than $1 million in losses.

We are well protected, and we intend to remain a player in this market. Remember that since we began offering this coverage in 1984, even with the Northridge loss, DIC has generated $160 million in pretax profits and has played a key role in RLI's success. >>

[illegible]

MICHAEL: We weren't satisfied with our equity portfolio results, certainly. And while we regularly seek ways to improve its immediate performance, we have never abandoned the long-term focus of our overall investment philosophy.

This strategy, while perhaps unconventional for an insurer, has proven to be a winner over the long haul. In the past 20 years, our equity portfolio has generated an average annual return of 16 percent, which we find very satisfying. We understand the equity market balances its greater potential rewards with greater potential volatility. The past year happened to have trended toward the latter, but we feel our philosophy is sound. We will continue it. >>

Rates firmed and [illegible]

STONE: It's really a matter of timing. In 2001, a few product lines' results put pressure on our overall profitability. We made appropriate changes but, due to the nature of the industry, these improvements take time to flow through to earnings. In addition, in some newer product lines, initial losses outpaced earned premium. As these products grow, this issue should resolve itself.

We have seen firming rates but, once again, it takes time to experience their full benefit. By the fourth quarter, these issues were starting to turn in our favor, and we posted our best combined ratio of the year. We expect to see continued improvement. >>

We are **innovative**

- We empower people and seize opportunity.
- We seek product and process improvement every day.
- We accept and encourage informed risk-taking.

RLI Corp. (the Company) is a holding company that underwrites selected property and casualty insurance through its major subsidiaries collectively known as RLI Insurance Group (the Group). The Group has accounted for approximately 88% of consolidated revenue over the last three years by providing property and casualty coverages primarily for commercial risks. As a niche insurer, the Group offers products targeted to the needs of those insureds generally overlooked by traditional insurance markets. Company management measures the results of its insurance operations by monitoring certain critical measures across three distinct business segments: property, casualty, and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through GAAP (accounting principles generally accepted in the United States of America) combined ratios, which are further subdivided into their respective loss and expense components.

In the ordinary course of business, the insurance subsidiaries rely on other insurance companies as business partners to share risks through reinsurance. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks. Reinsurance contracts are subject to certain risks, specifically market risk, which affects the cost of and the ability to secure these contracts, and collection risk. The following table illustrates through premium volume, the degree to which the company utilizes reinsurance. See note 5 to the financial statements for an expanded discussion of the impact of reinsurance on the Company's operations.

(in thousands)	2000	1999
Direct	$437,866	$339,575
Reinsurance ceded	(177,013)	(111,951)
Net	$260,853	$227,624

The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural or man-made disasters (i.e., terrorism), interest rates, state regulations, court decisions and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, since premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that the ultimate liability will not exceed recorded amounts with a resulting adverse effect on the Company. In evaluating the objective performance measures previously mentioned, it is important to consider the following individual characteristics of each major insurance segment.

The Company's property segment primarily underwrites commercial fire, difference in conditions, other inland marine coverages and select personal lines policies in the state of Hawaii. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, as approximately 44% of the Company's 2001 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The casualty portion of the Company's business consists largely of general liability, transportation, commercial umbrella, personal umbrella, executive products and other specialty cov-

Gross sales have

in the last three years.

erages. In addition, the Company provides directors & officers liability, employers indemnity and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves since the ultimate settlement of a casualty claim may take several years to fully develop. The casualty line may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

The surety segment specializes in writing small- to medium-sized commercial and small contract surety products, as well as those for the energy, petrochemical and refining industries. The commercial surety products usually involve a statutory requirement for bonds. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured.

The contract surety market guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than the miscellaneous surety line. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor's financial condition.

The Company's investment strategy is designed to capitalize on its historic ability to generate positive underwriting income. Preservation of capital is the first priority, with a secondary focus on generating total return. The base, fixed-income portfolio is rated investment grade, to protect invested assets. Regular underwriting profits allow the majority of shareholders' equity funds to be invested in a value-based, large-cap common stock portfolio. With the exception of a small warrant position in a private equity investment, the portfolio contains no derivatives or off-balance sheet structured investments. In addition, the Company employs stringent diversification rules and balances its investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite its low volatility, the overall portfolio's fairly conservative approach has contributed significantly to the Company's historic growth in book value.

The consolidated financial statements and related notes found on pages 30-53, and the "Forward Looking Statements" on page 29, should be read in conjunction with the following discussion.

Consolidated gross sales for 2001 totaled $548.3 million, a 16.7% increase from 2000, which followed a 26.9% gain over 1999. This trend was driven by gross premiums written growth in 2001 of 16.9%, to a total of $512.0 million, compared to an increase of 28.9% in 2000. This lower rate of growth reflected the Company's exiting several unprofitable lines of business, particularly in the property segment. Robust growth in many ongoing product lines continued in 2001, as shown below in the segment details. Net investment income grew 10.8%, to $32.2 million in 2001, while the 2000 increase was 11.7%. Realized gains were also greater in 2001 by 46.4%, to $4.2 million, compared to a decline of (36.3)% in 2000 from 1999.

	Year Ended December 31,		
(in thousands)	[illegible]	2000	1999
Gross premiums written	[illegible]	$437,866	$339,575
Net investment income	[illegible]	29,046	26,015
Realized investment gains	[illegible]	2,847	4,467
Total gross sales	[illegible]	$469,759	$370,057

Consolidated revenue for 2001 was $309.4 million, compared to $263.5 million in the prior year and $225.8 million in 1999. Net premiums earned, the main driver of this measurement, continued a steady rate of growth of 17.9% in 2001, following an 18.6% increase in 2000.

Net earnings for the Company were $31.0 million ($3.10 per diluted share) in 2001, compared to $28.7 million ($2.89 per share) in 2000 and $31.5 million ($3.08 per share) in 1999. The 2001 increase, in spite of declining underwriting profits, came largely as a result of increased investment gains and reduced debt interest. The drop in 2000 profits compared to 1999 was almost entirely due to lower underwriting income, but was offset partially by increased investment income and higher investee earnings.

Comprehensive earnings fell sharply in 2001, to $11.4 million from $42.0 million in 2000. Comprehensive earnings in 1999 were $20.9 million. The largest factor in these results is the unrealized gain or loss on the equity portfolio, which posted a 7.2% loss for 2001. Obviously, this result was below expectations but significantly ahead of the broad markets, including the S&P 500,

Gains in our year-end stock price outperformed major indices for the year. Book value grew despite unrealized losses in our investment portfolio.


$15
$30
$45
1997
1998
1999
2000
2001
$33.04 $45.00
Stock Price

which was down 11.9% in 2001. The Company continues to emphasize a long-term focus investment strategy, which has not changed despite the year's total return performance. The robust returns in 1997, 1998 and 2000 reflect the Company's commitment to its investment strategy, which management believes will maximize value for shareholders in the future, as it has done historically, according to the following chart:

	Net	Comprehensive
1997	$ 2.66	$ 5.76
1998	2.65	4.87
1999	3.08	2.04
2000	2.89	4.23
Total	$14.38	$18.04

As this chart indicates, comprehensive earnings per share for the last five years exceeded reported net earnings by 25%.

RLI INSURANCE GROUP

As indicated earlier, gross premiums written increased nicely in each of the last two years, although the 2001 rate of 16.9% was affected by a number of withdrawals from certain product lines, mostly in the property segment; the surety and casualty segments each increased in excess of 20%. Over the last three years, underwriting income peaked at $17.1 million in 1999 with a 91.2 combined ratio, followed by underwriting profits of $12.1 million at a 94.8 combined ratio, then $7.7 million at a 97.2 combined ratio for 2000 and 2001, respectively. This trend resulted from higher-than-anticipated loss activity and, in some cases, higher reinsurance costs on specific products across multiple segments. Notably, many of these problems were addressed either through increased underwriting controls or elimination of some products. The positive impact of these actions was evidenced in the fourth quarter of 2001, as the Group posted the best underwriting quarter of the year. Furthermore, these results were achieved during an especially trying year, in which the industry suffered losses from the Seattle earthquake, Hurricane Allison, the terrorist attacks of September 11 and the Enron collapse, serving as a testament to the Group's underwriting skill and expertise.

(in thousands)	2000	1999
Casualty	$233,937	$183,853
Property	160,508	124,818
Surety	43,421	30,904
Total	$437,866	$339,575

(in thousands)	2000	1999
Casualty	$3,461	$(2,328)
Property	4,990	17,064
Surety	3,633	2,399
Total	$12,084	$17,135

Casualty gross premiums written continued to grow substantially; the $288.6 million result in 2001 was a 23.4% increase over the $233.9 million posting in 2000, which compared to $183.9 million in 1999. Several product lines showed double digit growth in both years, including general liability, personal umbrella, executive products, transportation and program business.

The GAAP combined ratio for the casualty segment was 101.4 in 2001, compared to 97.4 in 2000 and 101.9 in 1999. The 1999 and 2001 results were closer to expectations for the casualty segment; the 2000 combined ratio was the result of recognizing reserve redundancies on selected lines, based on favorable loss experience. This action, in conjunction with the conservative approach to a 100-plus combined ratio for this segment on an ongoing basis, supports management's belief that casualty loss reserves will be adequate and investment income derived from reserved funds will provide significant future earnings potential.

The Group's property segment contributed gross premiums written of $170.0 million in 2001, compared to $160.5 million in 2000 and $124.8 million in 1999. The smaller increase in 2001 was the result of non-renewing, or exiting, several unprofitable lines of commercial fire business. This was offset as the Group continued to increase its construction writings, which grew nearly 100%. Difference in conditions premiums were flat in 2001 after having increased 9.6% in 2000. This was the result of managing aggregate exposures through the Group's catastrophe modeling process.

Profitability in the property segment rose to $7.5 million in 2001 from $5.0 million in 2000. The segment reported profits of $17.1 million in 1999. Combined ratios for 2001-1999, re-

(IN MILLIONS)

Increased casualty writings/reserves helped improve investment income by 31 percent since 1997.

$10 $20 $30
1997
1998
1999
2000
2001 $32.2

spectively, were 89.3, 91.7 and 66.8. The growth in the construction line came at a considerable cost. Despite management expectations of some loss activity ahead of premium earnings, this product's loss ratio of 139% in 2000 far exceeded these expectations. Several underwriting changes were pursued from late 2000 into 2001 including rate and deductible increases, commission restrictions, reinsurance revisions and other types of exposure control. The loss ratio improved to 83% in 2001, leaving considerable opportunity for 2002. Other property lines also experienced somewhat higher loss ratios, particularly during 2000. While the causes in any given line vary considerably, in each case, management evaluates the activity within the context of given time horizons, and takes appropriate underwriting action where necessary. Such actions may include the discontinuance of certain lines that do not give indications of long-term profitability. The results of such actions in 2001 resulted in a fourth quarter 2001 underwriting profit, the best posting for this segment in nearly two years.

Surety gross premiums written increased to $53.5 million in 2001, up 23.1% over 2000. This compared to the 2000 increase over 1999 of 40.5%. The growth in 2000 was due to the combined impact of both contract surety and oil and gas operations, which experienced volume-related gains of 60.4% and 42.3%, respectively. The increase during 2001 was due to the formation of a mid-market commercial surety unit late in 2000, which contributed $9.0 million of growth.

While segment profits peaked in 2000 at $3.6 million, compared to $2.4 million in 1999, they dipped to $2.3 million in 2001 with a combined ratio of 94.9. This compared to ratios of 89.6 and 90.5 in 2000 and 1999, respectively. While the segment has shown steady improvement on the expense side over the last three years, loss ratios have increased from 19.5% in 1999 to 23.9% in 2000 and 31.4% in 2001. The contract bond sector of this business has experienced losses beyond expectations related to the economic slowdown over the last several quarters.

INVESTMENT INCOME

Net investment income increased by 10.8% during 2001 due to increased cash flow allocated to fixed-income investments and the recognition of $1.6 million of investment income (per the application of SFAS 133, as defined on page 25) associated with warrants owned in private equity investments. On an after-tax basis, investment income increased by 9.0%. The Company realized $4.2 million in capital gains in 2001, compared to $2.8 million in 2000 and $4.5 million in 1999. Operating cash flows were $77.9 million in 2001, up from $53.1 million and $58.4 million in 2000 and 1999, respectively. Cash flows in excess of current needs were used to purchase fixed-income securities, which continue to be comprised primarily of U.S. government/agency and high-grade tax-exempt and corporate issues.

[illegible]	[illegible]	2000	1999
Taxable (on book value)	[illegible]	6.75%	6.57%
Tax-exempt (on book value)	[illegible]	4.92%	4.78%
Equities (on market value)	[illegible]	2.30%	2.43%
[illegible]			
Taxable (on book value)	[illegible]	4.39%	4.27%
Tax-exempt (on book value)	[illegible]	4.66%	4.53%
Equities (on market value)	[illegible]	1.96%	2.07%

During 2001, the average tax-equivalent yield of the portfolio decreased five basis points (7.01% vs. 7.06%), due to decreases in both taxable and tax-exempt yields on new purchases. During the year, the Company again focused on purchasing high-quality investments, including corporate bonds, mortgage backed securities and asset backed securities, primarily in the 0-10 year part of the yield curve.

The fixed-income portfolio increased by $60.5 million during the year. This portfolio had realized gains of $2.2 million and a tax-adjusted total return on a mark-to-market basis of 8.3%. The Company's equity portfolio decreased by $28.6 million during 2001, to $277.6 million. For the year, this portfolio had pretax portfolio depreciation of $30.8 million and realized capital gains of $1.9 million. The total return for the year on this portfolio was –7.2%. The total return for the consolidated portfolio (fixed income and equity) for 2001 was 2.0%.

The Company's investment results for the last five years are shown in the following table:

We are customer focused

- *We anticipate customer needs; we listen and respond.*
- *We always ask, "How can I better serve the customer?"*
- *We choose our customers carefully and exceed their expectations.*

(in thousands)

Year	Average Invested Assets[1]	Investment Income[2][3]	Realized Gains[3]	Change in Unrealized Appreciation [3][4]	Annualized Return on Average Invested Assets	Tax Equivalent Annualized Return on Average Invested Assets
1997	$570,901	$24,558	$2,982	$55,760	14.6%	15.5%
1998	640,576	23,937	1,853	36,183	9.7%	10.6%
1999	684,269	26,015	4,467	(16,263)	2.1%	3.0%
2000	723,677	29,046	2,847	20,537	7.2%	8.1%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5-yr. avg.	$678,863	27,147	3,263	13,190	6.4%	7.2%

[1] Average of amounts at beginning and end of year.

[2] Investment income, net of investment expenses, including non-debt interest expense.

[3] Before income taxes.

[4] Relates to available-for-sale fixed maturity and equity securities.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest expense on debt fell to $3.2 million in 2001, down from $5.3 million in 2000, which compared to $4.1 million in 1999. While some fluctuation in the amount of outstanding debt at interim occurred, the final balance in each of the last three years approximated $78.0 million, leaving the changes in interest expense almost entirely due to changes in the rate environment. General corporate expenses generally fluctuate relative to the Company's executive compensation plan based on Market Value Potential. This model basically measures comprehensive earnings against a minimum required return on company capital. These general corporate expenses were $2.6 million, $3.4 million and $2.1 million for 2001, 2000 and 1999, respectively.

INCOME TAXES

The Company's effective tax rates for 2001, 2000 and 1999 were 26.3%, 25.1% and 26.9%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The Company's pretax earnings in 2001 included $16.3 million of investment income that is wholly or partially exempt from federal income tax, compared to $16.3 million in 2000 and $15.7 million in 1999.

INVESTEE EARNINGS

The Company maintains a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. In 2001, the Company recorded nearly $2.8 million in earnings compared to $3.0 million in 2000 and $1.6 million in 1999. Maui Jim net sales increased by 8%, despite the significant downturn in the worldwide economy. Net sales grew 32% in 2000 and 35% in 1999. Net sales from international operations grew by 42% in 2001. Gross margin continued to improve, with a 12% increase in 2001 and a 37% increase in 2000. Over the past two years, the strength of the dollar over the yen and euro has resulted in improved margins along with improvements on the mix of business. Operating expenses grew by 16% in 2001 as a result of opening foreign operations, developing the worldwide sales force and opening a significant number of new accounts. Operating expenses grew by 29% in 2000.

[illegible]

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair market value of financial instruments. Management of market risk is a critical component of the Company's investment decisions and objectives. The Company manages its exposure to market risk by using the following tools:

1. Monitoring the fair market value of all financial assets on a constant basis;
2. Changing the character of future investment purchases as needed, and;
3. Maintaining a balance between existing asset and liability portfolios.

The Company's primary risk exposures are to changes in interest rates and equity prices, as it had no foreign exchange risk and only one derivative, warrants related to a private equity investment currently valued at $3.3 million, as of December 31, 2001.

INTEREST RATE RISK

The Company's primary exposure to interest rate risk is with its fixed-income investment portfolio and outstanding short-term debt instruments.

Modified duration analysis is used to measure the sensitivity of the fixed-income portfolio to changes in interest rates, providing a measure of price percentage volatility. The Com-

At year end, RLI stock ($45.00 per share) commanded the income from

[illegible]

($52.04 in bonds/short-term investments and $28.01 in equities).

pany attempts to minimize interest rate risk by matching the duration of its assets to that of its liabilities. The Company limits the financial statement impact of changes in interest rates by designating a portion of the fixed-income holdings as held-to-maturity. As of December 31, 2001, the Company had classified *57% of its fixed-income securities portfolio as held-to-maturity.* The balance of the Company's fixed-income portfolio is classified as either available-for-sale or trading (see note 2).

Interest rate risk will also affect the Company's income statement due to its impact on interest expense. The Company's debt obligations are short-term in nature, as it has no long-term debt outstanding as of December 31, 2001. As a result, the Company assumes interest rate risk in its ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase if debt levels are maintained at current levels. The Company will continue to monitor this outstanding debt and may use operating cash flow, the available-for-sale fixed-income portfolio or proceeds from any potential issuance of additional capital to pay it down — all or in part — as market conditions warrant.

EQUITY PRICE RISK

Equity price risk is the potential that the Company will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of the Company's equity portfolio to changes in the value of the S&P 500 index (an index representative of the broad equity market.) As measured from December 31, 1981, to December 31, 2001, the Company's equity portfolio had a beta of 0.66 in comparison to the S&P 500. This low beta statistic reflects the Company's long-term emphasis on maintaining a conservative, value oriented, dividend driven investment philosophy for its equity portfolio. Historically, dividend paying common stocks have demonstrated superior down market performance characteristics.

Additional risk management techniques include:

1. Restricting individual security weightings to no more than 5% of the equity portfolio's market value, and
2. Reducing the exposure to sector risk by limiting the market value that can be invested in any one particular industry sector to 25% of the equity portfolio.

Equity securities are classified as available-for-sale, with unrealized gains and losses excluded from net earnings but recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

SENSITIVITY ANALYSIS

The tables on the following page detail information on the market risk exposure for the Company's financial investments as of December 31, 2001. Listed on each table is the December 31, 2001, market value for the Company's assets and the expected reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of the Company's assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action the Company would undertake in response to the various changes in market conditions. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of the Company's investment portfolio.

As of December 31, 2001, the Company's fixed-income portfolio had a market value of $472.4 million. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2001, levels with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed-income portfolio of $19.1 million and $38.0 million, respectively. Due to the Company's use of the held-to-maturity designation for a majority of the fixed-income portfolio, the balance sheet impact of these scenarios would be much lower. The income statement will be affected only by holdings designated as trading. As of December 31, 2000, the Company's fixed-income portfolio had a market value of $409.0 million. Given the same scenarios, the corresponding decreases in the market value of the fixed-income portfolio as of the year-end 2000 were $15.7 million and $31.8 million, respectively. The potential decrease for 2001 is larger than for 2000, due to continuing purchases of fixed-income investments during 2001.

As of December 31, 2001, the Company's equity portfolio had a market value of $277.6 million. The base sensitivity analysis uses market scenarios of the S&P 500 index declining both 10% and 20%. These scenarios would result in approximate decreases in the equity market value of $18.3 million and $36.6 million, respectively. As the Company designates all common stocks as available-for-sale, these market value declines would impact the Company's balance sheet. As of December 31, 2000, the Company's equity portfolio had a market value of $306.2 million. Given the same scenarios, the market value decreases as of year-end 2000 were $20.2 million and $40.4 million, respectively — the change attributable to a decline in the equity portfolio during 2001.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 index, the market value of the Company's assets will increase from their present levels by the indicated amounts.

The income statement will also be impacted by interest expense. As of December 31, 2001, the Company had $77.2 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase the Company's annual interest expense by $0.8 million and a 200-basis-point increase would increase annual interest expense by $1.5 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 2000, the Company had $78.8 million of short-term debt outstanding. Because the amount of debt outstanding remained fairly constant through year-end 2000, there would be a minimal change in the increases in interest expense over last year, given the stated scenarios.

(in thousands)
Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 7,568	$ (278)	—
Total trading	7,568	(278)	—
Held for nontrading purposes			
Fixed maturity securities	464,870	(18,794)	—
Equity securities	277,621	—	$(18,323)
Total nontrading	742,491	(18,794)	(18,323)
Total trading & nontrading	$750,059	$(19,072)	$(18,323)

(in thousands)
Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 7,568	$ (543)	—
Total trading	7,568	(543)	—
Held for nontrading purposes			
Fixed maturity securities	464,870	(37,473)	—
Equity securities	277,621	—	$(36,646)
Total nontrading	742,491	(37,473)	(36,646)
Total trading & nontrading	$750,059	$(38,016)	$(36,646)

(in thousands)
Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 7,568	$ 279	—
Total trading	7,568	279	—
Held for nontrading purposes			
Fixed maturity securities	464,870	18,598	—
Equity securities	277,621	—	$18,323
Total nontrading	742,491	18,598	18,323
Total trading & nontrading	$750,059	$18,877	$18,323

(in thousands)
Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 7,568	$ 572	—
Total trading	7,568	572	—
Held for nontrading purposes			
Fixed maturity securities	464,870	37,887	—
Equity securities	277,621	—	$36,646
Total nontrading	742,491	37,887	36,646
Total trading & nontrading	$750,059	$38,459	$36,646

Profitable underwriting affords us the luxury of investing much of our portfolio in the common stock market, which historically generates higher returns.

Equities 35.0%

Govt/agency 19.6%

Short-term 6.8%

Corporate 14.0%

Municipal 24.6%

Historically, the primary sources of the Company's liquidity have been funds generated from insurance underwriting operations as well as investment income and maturing investments. In addition, the Company has occasionally received funds from financing activities, such as short-term borrowings and the issuance of common stock or convertible debentures.

The Company maintains a $30.0 million revolving line of credit with one financial institution. The facility has a three-year term that expires on March 31, 2002. At December 31, 2001, the Company had $30.0 million in outstanding debt from this facility, which is currently in the process of being renewed. Additionally, the Company was party to five reverse repurchase transactions totaling $47.2 million. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12 to 24 months.

The Company continues an innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company (ZIC). The program, called Catastrophe Equity Puts (CatEPuts[SM]), augments the Company's traditional reinsurance by integrating its loss financing needs with a prenegotiated sale of securities linked to exchange-traded shares. For a more detailed description of CatEPuts, see note 5.

During 2001, the Company generated net operating cash flow of $77.9 million, which was added to the Company's investment portfolio.

The Company's fixed-income portfolio continues to be biased toward U.S. government and agency securities and highly rated corporate and tax-exempt securities due to their high liquidity. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). Virtually all the Company's fixed-income portfolio (more than 99%) consists of securities rated A or better; 87% are rated AA or better. A greater allocation (from 2% to 12%) of A-rated corporate issues occurred during the year, consistent with the most attractive investment opportunities. The average quality of the fixed-income portfolio securities remains AAA-rated; most of the portfolio is noncallable.

The Company follows a program of matching assets to anticipated liabilities that are factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that both liquidity and interest rate risk can be minimized by such asset/liability matching.

The Company currently classifies 57% of the securities in its fixed-income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Smaller portions of the fixed-income portfolio are classified as available-for-sale (41%) or trading (2%) and are carried at fair market value. As of December 31, 2001, the Company maintained $199.2 million in fixed-income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in the Company's asset/liability structure.

In addition, the Company's equity portfolio ended the year at $277.6 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes.

Outlook for 2002

In 2002, it is anticipated that some of the catastrophic events of 2001, such as the Enron collapse and the terrorist attacks of September 11, will accelerate the firming of the insurance market that was already beginning to take shape across many segments of the industry. As 2001 came to a close, the Company was already seeing better quality risks at better rates, virtually across the board. While the events of 2001 also served to increase reinsurance costs on some product lines, the Company believes that increasing premium rates will serve to offset these higher costs. As always, the Company will continue its

We are driven

- *We set and strive to exceed goals; we focus on results.*
- *We do what it takes to get the job done.*
- *We act quickly because time is a competitive advantage.*
- *We build on our achievements.*

pursuit of growth through such avenues as the addition of underwriting talent in certain product lines, strategic alliances with producers on existing products or through acquisitions. The materiality or viability of future ventures or products is not known at this time. Specific details regarding events in the Company's various business segments follow.

CASUALTY

Continued growth is expected for this segment across virtually all product lines as the rate environment continues to develop very favorably. Expansion of Internet-based business contributed over $30 million in premiums during 2001. The Company continues to emphasize this marketplace as the combination of firming rates and superior submissions persists. While the combined ratio for this segment typically hovers near 100%, some expense efficiencies are anticipated relative to the considerable premium increases. Heightened cash flows from this segment will contribute appreciably to the growth of investment income.

PROPERTY

A return to more substantial growth in the property segment is expected as significant rate increases were already being seen at the end of 2001. While last year was spent managing exposures on the segment's difference-in-conditions line, resulting in flat premium volume, 2002 writings should reflect the rewards of this effort as rate increases take effect. Improved profitability is also anticipated as a combined result of rate increases on domestic fire and construction lines and aggressive underwriting actions taken on unprofitable lines during the year.

SURETY

Modest growth is projected for surety business, particularly in the contract bond line, pending the duration of the current economic downturn. Underwriting profits are expected to rise in 2002 because of tighter underwriting controls and an expected improving economy. Additionally, due to new accounting guidance on acquisitions, goodwill amortization will no longer be recognized beginning in 2002. This will be reflected in an improved expense ratio for the surety segment in 2002, relative to the acquisition of Underwriters Indemnity in 1999.

CAPITAL MANAGEMENT

In July 1997, the Company implemented a 2.25 million share common stock repurchase program. In early 2001, the Company repurchased 2,772 shares at a total cost of $122,895. Approximately 280,000 shares remain authorized for repurchase at year-end 2001. In December, the Company reissued 97,125 treasury shares to fund benefit plans. It is anticipated that such funding will continue as capital requirements and market conditions warrant.

The repurchase program has been funded by the use of the Company's operating cash flow, line of credit facility and reverse repurchase agreements. It is anticipated that any future repurchases will be funded in a similar fashion. Depending upon the Company's capital needs and prevailing market conditions, the Company may issue additional equity, a longer-term debt instrument or use operating cash flow to repay the outstanding short-term debt.

In the fourth quarter of 2001, RLI declared a cash dividend to be paid in January 2002 of $0.16 per share, representing the 102nd consecutive dividend payment for the Company. Since the inception of cash dividends in 1976, the Company has increased its annual dividend every year. In its annual "Handbook of Dividend Achievers," Mergent FIS (formerly a division of Moody's) ranked RLI 176th out of more than 10,000 U.S. public companies in dividend growth over the last decade. No changes in the Company's dividend policy are anticipated in 2002.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This Statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This Statement, as amended by SFAS 137 and 138, became effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation

Group Issue A17, "Contracts That Provide for Net Share Settlement." Based on this newly approved guidance, the Company has determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, the Company accounted for these warrants as derivatives effective April 1, 2001. As no hedging relationship exists with respect to these instruments, they were marked to fair value with a cumulative-effect-type adjustment to net income as of April 1, 2001. This cumulative-effect adjustment totaled $800,415, net of tax. The change in fair value of this instrument from April 1 to December 31 has been recorded through the statement of earnings as net investment income and will be reported as such in all periods going forward.

In July 2001, the FASB issued SFAS 141, "Business Combinations," effective for all business combinations initiated after June 30, 2001, and SFAS 142, "Accounting for Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and certain intangible assets will remain on the balance sheet and no longer be amortized. Amortization of goodwill totaled $2.1 million for 2001 and 2000 and $2.0 million for 1999. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, or when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which becomes effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that statement. SFAS 144 becomes effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating these newly issued statements.

STATE REGULATION

As an insurance holding company, RLI Corp., as well as its insurance subsidiaries, is subject to regulation by the states in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires reporting to the state regulatory authority the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must be fair, and the insurers' policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance subsidiaries of the holding company system.

Other regulations limit the amount of dividends and other distributions the subsidiaries can pay without prior approval of the insurance department in the states in which they are physically and/or commercially domiciled, and impose restrictions on the amount and type of investments they may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Market oversight is conducted by monitoring trade practices, approving policy forms, licensing of agents and brokers, and requiring fair and equitable premiums and commission rates. Financial solvency is monitored by minimum reserve and capital requirements, periodic reporting procedures (annually, quarterly, or more frequently if necessary) and periodic examinations.

The quarterly and annual financial reports to the states utilize accounting principles that are different from the generally

In early 2002, RLI stock

by being named to the newly created
S&P 1000 and S&P SuperComposite 1500 indices.

accepted accounting principles that show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. The National Association of Insurance Commissioners (NAIC) recently developed a codified version of these statutory accounting principles designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required the Company's insurance subsidiaries to recognize a cumulative effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods.

This cumulative effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities. This statutory adjustment had no impact on the Company's GAAP financial statements as presented in this report (see note 9).

State regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking brokers' and agents' licenses to transact business in the state. The manner of operating in particular states may vary according to the licensing requirements of the particular state, which may, among other things, require a firm to operate in the state through a corporation. In a few states, licenses are issued only to individual residents.

Terrorism Exclusion Regulatory Activity – Congress adjourned at the end of 2001 without enacting federal terrorism legislation, thus placing state regulators in the position of considering the approval of certain coverage exclusions for acts of terrorism. The NAIC urged states to grant conditional approval to commercial lines endorsements that exclude coverage for acts of terrorism consistent with language developed by the Insurance Services Office, Inc., (ISO), that includes certain coverage limitations. The trend in the states is toward approval of the exclusion for commercial lines. State insurance departments have rejected such exclusions for personal lines exposures. The Company will closely monitor events as they unfold in 2002.

Mold Contamination – The property/casualty insurance industry, in general, experienced an increase in claim activity in 2001 pertaining to mold contamination. Significant plaintiffs' verdicts and increased media attention to the subject have caused insurers to develop and/or refine relevant insurance policy language that excludes mold coverage. The insurance industry foresees increased state legislative activity pertaining to the mold contamination in 2002. The Company will closely monitor litigation trends in 2002, and continue to review relevant insurance policy exclusion language.

Privacy – As mandated by the federal Gramm-Leach-Bliley Act, which was enacted in 1999, states in 2001 continued to promulgate and refine regulations that require financial institutions, including insurance licensees, to take certain steps to protect certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the 1999 federal Gramm-Leach-Bliley Act. The Company has established a privacy policy, and will continue to review and respond to new state legislative initiatives relating to privacy in 2002.

FEDERAL REGULATION

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. The Company is monitoring the following federal proposals:

Terrorism Reinsurance Program Proposal – As a result of the September 11, 2001, terrorism attacks, many reinsurers announced that they would not cover acts of terrorism in future contracts with primary insurers. This situation led the insurance industry to actively lobby Congress and the White House for an immediate short-term governmental reinsurance role for acts of terrorism. In 2001, the U.S. House of Representatives and Senate considered divergent terrorism insurance bills, and ultimately failed to reach agreement as to the type of federal backstop necessary for the matter. It is anticipated that the NAIC and members of the insurance industry will continue to seek Congressional action on this issue in 2002.

Financial Services Modernization – The Gramm-Leach-Bliley Act was signed into law by President Clinton on Novem-

property and casualty companies named to Ward's 50, a list of top-performing U.S. insurers, for the past 11 years.

ber 12, 1999. The principal focus of the Act is to facilitate affiliations among banks, securities firms and insurance companies. As noted above, the Gramm-Leach-Bliley Act also includes requirements for the privacy of certain consumer and customer information by financial institutions, including insurance licensees.

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to the Company's expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the Company. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on the Company's loss reserves, the adequacy of the Company's reinsurance programs, developments in the securities market and the impact on the Company's investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those in forward looking statements. The Company assumes no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in the Company's Securities and Exchange Commission filings.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Mergent's Dividend Achievers ranks RLI 176th among U.S. public companies for 10-year average annual compound growth rate.

	TOTAL ($2.0M / $4.0M / $6.0M)	PER SHARE ($0.20 / $0.40 / $0.60)
1997	[illegible]	[illegible]
1998	[illegible]	[illegible]
1999	[illegible]	[illegible]
2000	[illegible]	[illegible]
2001	$6.2	$0.63

Consolidated Balance Sheets

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except share data)	December 31, 2001	2000
Assets		
Investments:		
Fixed maturities:		
Held-to-maturity, at amortized cost (fair value — $273,194 in 2001 and $303,684 in 2000)	$ 263,029	$ 296,467
Trading, at fair value (amortized cost — $7,317 in 2001 and $8,076 in 2000)	7,568	8,208
Available-for-sale, at fair value (amortized cost — $188,269 in 2001 and $94,335 in 2000)	191,676	97,147
Equity securities available-for-sale, at fair value (cost — $137,538 in 2001 and $135,248 in 2000)	277,621	306,194
Short-term investments, at cost which approximates fair value	53,648	48,095
Total investments	793,542	756,111
Cash	—	—
Accrued investment income	7,870	7,767
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $9,891 in 2001 and $9,748 in 2000	105,168	94,761
Ceded unearned premiums	66,626	64,184
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $4,173 in 2001 and $2,161 in 2000	277,255	239,696
Federal income tax receivable	—	353
Deferred policy acquisition costs, net	52,872	43,287
Property and equipment, at cost, net of accumulated depreciation of $29,098 in 2001 and $26,582 in 2000	18,438	13,808
Investment in unconsolidated investee	20,893	18,048
Goodwill, net of accumulated amortization of $6,971 in 2001 and $4,822 in 2000	30,823	32,716
Other assets	17,483	10,592
Total assets	$ 1,390,970	$ 1,281,323

(continued)	December 31, 2001	2000
Liabilities and shareholders' equity		
Liabilities:		
Unpaid losses and settlement expenses	$ 604,505	$ 539,750
Unearned premiums	256,450	211,802
Reinsurance balances payable	58,438	51,167
Income taxes — current	1,116	—
Income taxes — deferred	43,151	50,702
Notes payable, short-term	77,239	78,763
Other liabilities	14,639	22,485
Total liabilities	1,055,538	954,669
Shareholders' equity:		
Common stock ($1 par value, authorized 50,000,000 shares, issued 12,820,727 shares in 2001 and 12,806,446 shares in 2000)	12,821	12,806
Paid-in capital	73,181	69,942
Accumulated other comprehensive earnings net of tax	93,476	113,150
Retained earnings	237,006	212,159
Deferred compensation	6,040	5,389
Treasury stock, at cost (2,908,131 shares in 2001 and 3,002,484 shares in 2000)	(87,092)	(86,792)
Total shareholders' equity	335,432	326,654
Total liabilities and shareholders' equity	$ 1,390,970	$1,281,323

As a finalist for the 2001 Council of Better Business Bureaus' Torch Award for Marketplace Ethics, RLI was among the 22 most ethical companies in the U.S.

Consolidated Statements of Earnings and Comprehensive Earnings

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Years ended December 31, 2001	2000	1999
Net premiums earned	$ 273,008	$ 231,603	$195,274
Net investment income	32,178	29,046	26,015
Net realized investment gains	4,168	2,847	4,467
Consolidated revenue	309,354	263,496	225,756
Losses and settlement expenses	155,876	124,586	96,457
Policy acquisition costs	90,904	76,454	66,552
Insurance operating expenses	18,554	18,479	15,130
Interest expense on debt	3,211	5,275	4,104
General corporate expenses	2,636	3,388	2,091
Total expenses	271,181	228,182	184,334
Equity in earnings of unconsolidated investee	2,845	2,979	1,613
Earnings before income taxes and cumulative effect	41,018	38,293	43,035
Income tax expense (benefit):			
Current	7,728	7,748	13,659
Deferred	3,043	1,852	(2,075)
Income tax expense	10,771	9,600	11,584
Earnings before cumulative effect	30,247	28,693	31,451
Cumulative effect of initial application of SFAS 133	800	—	—
Net earnings	$ 31,047	$ 28,693	$ 31,451
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	$ (17,207)	$ 15,283	$ (7,689)
Less: Reclassification adjustment for gains included in net earnings	(2,467)	(1,934)	(2,882)
Other comprehensive earnings (loss)	(19,674)	13,349	(10,571)
Comprehensive earnings	$ 11,373	$ 42,042	$ 20,880

(continued)	2001	Years ended December 31, 2000	1999
Earnings per share:			
Basic			
Net earnings per share from operations	$ 2.80	$ 2.73	$ 2.82
Realized gains, net of tax	0.28	0.19	0.29
Earnings per share before cumulative effect	$ 3.08	$ 2.92	$ 3.11
Cumulative effect of SFAS 133 adoption	0.08	—	—
Net earnings per share	$ 3.16	$ 2.92	$ 3.11
Comprehensive earnings per share	$ 1.16	$ 4.28	$ 2.06
Diluted			
Net earnings per share from operations	$ 2.75	$ 2.70	$ 2.79
Realized gains, net of tax	0.27	0.19	0.29
Earnings per share before cumulative effect	$ 3.02	$ 2.89	$ 3.08
Cumulative effect of SFAS 133 adoption	0.08	—	—
Net earnings per share	$ 3.10	$ 2.89	$ 3.08
Comprehensive earnings per share	$ 1.14	$ 4.23	$ 2.04
Weighted average number of common shares outstanding:			
Basic	9,815	9,817	10,124
Diluted	10,002	9,945	10,222

Net earnings per share ended 2001 at $3.10, an all-time company record.

Consolidated Statements of Shareholders' Equity

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Total Share-holders' Equity	Common Stock	Paid-in Capital	Accumulated Other Compre-hensive Earnings (Loss)	Retained Earnings	Deferred Compen-sation	Unearned ESOP shares	Treasury Stock at Cost
Balance, January 1, 1999	$293,959	$12,790	$71,093	$110,372	$163,324	$3,461	$(2,501)	$(64,580)
Net earnings	31,451				31,451			
Other comprehensive loss, net of tax	(10,571)			(10,571)				
Treasury shares purchased (546,476 shares)	(18,198)							(18,198)
Adjustment to accounting for deferred compensation plans	—					1,244		(1,244)
Shares issued from exercise of stock options	302	14	288					
Other capital items, including CatEPuts amortization	(850)		(850)					
Unearned ESOP shares purchased	2,501						2,501	
Dividends declared ($.55 per share)	(5,525)				(5,525)			
Balance, December 31, 1999	$293,069	$12,804	$70,531	$99,801	$189,250	$4,705	$ —	$(84,022)
Net earnings	28,693				28,693			
Other comprehensive earnings, net of tax	13,349			13,349				
Treasury shares purchased (71,272 shares)	(2,086)							(2,086)
Adjustment to accounting for deferred compensation plans	—					684		(684)
Shares issued from exercise of stock options	37	2	35					
Other capital items, including CatEPuts amortization	(624)		(624)					
Dividends declared ($.59 per share)	(5,784)				(5,784)			
Balance, December 31, 2000	$326,654	$12,806	$69,942	$113,150	$212,159	$5,389	$ —	$(86,792)

(continued) (in thousands, except per share data)	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Unearned ESOP shares	Treasury Stock at Cost
Balance, December 31, 2000	$326,654	$12,806	$69,942	$113,150	$212,159	$5,389	$ —	$(86,792)
Net earnings	31,047				31,047			
Other comprehensive loss, net of tax	(19,674)			(19,674)				
Treasury shares reissued (97,125 shares)	4,343		3,869					474
Treasury shares purchased (2,772 shares)	(123)							(123)
Adjustment to accounting for deferred compensation plans	—					651		(651)
Shares issued from exercise of stock options	335	15	320					
Other capital items, including CatEPuts amortization	(950)		(950)					
Dividends declared ($.63 per share)	(6,200)				(6,200)			
Balance, December 31, 2001	$335,432	$12,821	$73,181	$93,476	$237,006	$6,040	$ —	$(87,092)

Growth in shareholders' equity

(IN MILLIONS)

Shareholders' equity has risen by 14 percent in the last three years, 68 percent in the last five.


$100
$200
$300
1997
1998
1999
2000
2001
$335.4

Consolidated Statements of Cash Flows

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands)	2001	2000	1999
	Years ended December 31,		
Cash flows from operating activities			
Net earnings	$ 31,047	$ 28,693	$ 31,451
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment gains	(4,168)	(2,847)	(4,467)
Depreciation	3,277	3,092	2,663
Other items, net	(8,639)	1,530	(4,643)
Change in:			
Accrued investment income	(2,894)	(768)	(340)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(10,407)	(29,284)	(5,789)
Reinsurance balances payable	7,271	6,888	5,678
Ceded unearned premium	(2,442)	(15,507)	17,935
Reinsurance balances recoverable on unpaid losses	(37,559)	5,884	8,704
Deferred policy acquisition costs	(9,585)	(8,929)	(10,243)
Unpaid losses and settlement expenses	64,755	19,255	6,134
Unearned premiums	44,648	44,758	14,414
Income taxes:			
Current	1,469	1,708	313
Deferred	3,043	1,852	(2,075)
Changes in investment in unconsolidated investee:			
Undistributed earnings	(2,845)	(2,979)	(1,613)
Net proceeds from trading portfolio activity	903	(228)	239
Net cash provided by operating activities	$ 77,874	$ 53,118	$ 58,361

Earnings history

Each share of RLI stock has returned $14.38 of reported earnings over the last five years.



$1.00
$2.00
$3.00
1997
1998
1999
2000
2001
$3.10

(continued)	Years ended December 31, 2001	2000	1999
Cash flows from investing activities			
Purchase of:			
Fixed maturities, held-to-maturity	$ (9,288)	$ (41,173)	$ (49,750)
Fixed maturities, available-for-sale	(147,868)	(61,642)	(15,651)
Equity securities, available-for-sale	(30,536)	(36,797)	(15,873)
Short-term investments, net	(10,964)	—	(13,359)
Property and equipment	(8,403)	(2,642)	(5,710)
Interest in Underwriters Indemnity Holdings	—	—	(40,700)
Note receivable	(6,000)	—	(10,000)
Proceeds from sale of:			
Fixed maturities, available-for-sale	37,577	—	11,111
Equity securities, available-for-sale	32,995	35,145	18,671
Short-term investments, net	—	13,315	—
Property and equipment	495	1,183	276
Proceeds from call or maturity of:			
Fixed maturities, held-to-maturity	42,506	38,250	38,560
Fixed maturities, available-for-sale	18,165	8,622	9,836
Note receivable	6,500	—	—
Net cash used in investing activities	(74,821)	(45,739)	(72,589)
Cash flows from financing activities			
Proceeds from issuance of debt	10,855	366	35,189
Payment on debt	(12,379)	—	—
Shares issued under stock option plan	335	37	302
Unearned ESOP shares	—	—	2,501
Treasury shares purchased	(123)	(2,086)	(18,198)
Treasury shares reissued	4,343	—	—
Cash dividends paid	(6,084)	(5,696)	(5,566)
Net cash provided by (used in) financing activities	(3,053)	(7,379)	14,228
Net decrease in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$ —	$ —	$ —

A. DESCRIPTION OF BUSINESS: RLI Corp. (the Company) is a holding company that, through its subsidiaries, underwrites selected property and casualty insurance products.

The four insurance subsidiaries are collectively known as RLI Insurance Group (the Group). RLI Insurance Company (RLI), the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Underwriters Indemnity Company (UIC), a subsidiary of RLI Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 33 states and the District of Columbia and surplus lines insurance in Ohio. Planet Indemnity Company (PIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 40 states and the District of Columbia. PIC has authority to write surplus lines insurance in an additional three states.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of RLI Corp. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years' financial statements to conform with the classifications used in 2001.

In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for oil, gas, mining and other energy-related exposures.

RLI paid $40.7 million in exchange for all outstanding shares of UIH. Included in the transaction were both of UIH's insurance operating subsidiaries, UIC and PIC. The transaction was accounted for under the purchase method of accounting. See note 11 for further discussion and related disclosures.

C. INVESTMENTS: In compliance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: held-to-maturity, available-for-sale or trading.

Held-to-Maturity Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. The Company has classified approximately 57% of its portfolio of debt securities as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. The Company has classified approximately 2% of its portfolio of debt securities as trading.

Available-For-Sale Securities

All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of the Company's equity securities and approximately 41% of debt securities are classified as available-for-sale.

Short-term investments are carried at cost, which approximates fair value.

The Company continuously monitors the values of its investments in fixed maturities and equity securities. If this review suggests that a decline in fair value is other than temporary, the Company's carrying value in the investment is reduced to its fair market value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Dividends on equity securities are credited to earnings on the ex-dividend date.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133, as amended by SFAS 137 and 138, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, "Contracts That Provide for Net Share Settlement." Based on this newly approved guidance, the Company determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, the Company accounted for these warrants as derivatives effective April 1, 2001.

As no hedging relationship exists with respect to these instruments, they were marked to fair value with a cumulative-effect adjustment to net income as of April 1, 2001. This adjustment totaled $800,415, net of tax. The change in fair value of this instrument from April 1 to December 31, $1.6 million, has been recorded as net investment income, as detailed in note 2.

D. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve the Company of its legal liability to its policyholders.

The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. No charges occurred in 2000 or 1999. In 2001, reinsurance recoverables from one of the Company's reinsurers, Reliance Insurance Company (Reliance), were determined to be impaired. As a result, the Company made a pretax charge to earnings of just over $2.0 million to write off the reinsurance balances recoverable from Reliance. The Company believes that current reserve levels for uncollectible reinsurance are sufficient to cover other unrelated exposures.

E. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 2001, are adequate to meet its future obligations.

F. INSURANCE REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

G. POLICY ACQUISITION COSTS: The costs of acquiring insurance premiums — principally commissions and brokerage, sales compensation, premium taxes and other direct underwriting expenses — net of reinsurance commissions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

H. PROPERTY AND EQUIPMENT: Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.

We are **people of integrity**

- *We are true to our word — we do what we say we will do.*
- *We respect and honor matters of confidentiality.*
- *We negotiate and deal firmly but fairly.*
- *We employ our code of conduct on a daily basis.*

I. INTANGIBLE ASSETS: Goodwill represents the excess of purchase price over fair value of assets acquired. Goodwill has been amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. The Company periodically reviews the recoverability of goodwill based on an assessment of undiscounted cash flows of future operations to ensure it is appropriately valued. In July 2001, the FASB issued SFAS 141, "Business Combinations," effective for all business combinations initiated after June 30, 2001, and SFAS 142, "Accounting for Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and certain intangible assets will remain on the balance sheet and no longer be amortized. Amortization of goodwill totaled $2.1 million for 2001 and 2000 and $2.0 million for 1999. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations.

J. INVESTMENT IN UNCONSOLIDATED INVESTEE: The Company maintains a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. The Company's investment in Maui Jim, Inc. was $20.9 million in 2001 and $18.0 million in 2000. In 2001, the Company recorded $2.8 million in investee earnings compared to $3.0 million in 2000 and $1.6 million in 1999. Summarized financial information for Maui Jim, Inc. for 2001 is as follows: current assets $30.6 million, total assets $46.2 million, current liabilities $13.0 million, total liabilities $16.9 million, and total equity of $29.3 million. For 2000, these same captions were as follows: current assets $25.9 million, total assets $38.0 million, current liabilities $11.5 million, total liabilities $15.7 million, and total equity of $22.4 million. From an earnings standpoint, Maui Jim, Inc. recorded net income from operations of $6.8 million for 2001 and 2000 and $3.7 million for 1999.

K. INCOME TAXES: The Company files a consolidated income tax return. Tax provisions are computed and apportioned to the subsidiaries on the basis of their taxable income.

L. EARNINGS PER SHARE: Pursuant to disclosure requirements contained in SFAS 128, "Earnings per Share," the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2001			
BASIC EPS			
Income available to common shareholders	[illegible]	[illegible]	[illegible]
Incentive stock options			
DILUTED EPS			
Income available to common shareholders and assumed conversions	[illegible]	[illegible]	[illegible]
For the year ended December 31, 2000			
BASIC EPS			
Income available to common shareholders	$28,693	9,817	$2.92
Incentive stock options	—	128	
DILUTED EPS			
Income available to common shareholders and assumed conversions	28,693	9,945	2.89
For the year ended December 31, 1999			
BASIC EPS			
Income available to common shareholders	$31,451	10,124	$3.11
Incentive stock options	—	98	
DILUTED EPS			
Income available to common shareholders and assumed conversions	31,451	10,222	3.08

M. COMPREHENSIVE EARNINGS: The primary difference between reporting the Company's net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders' equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, the Company has used a 35% tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of ($10.6 million), $7.2 million and ($5.7 million), respectively, for 2001, 2000 and 1999.

N. FAIR VALUE DISCLOSURES: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using independent pricing services or quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value.

O. STOCK BASED COMPENSATION: The Company grants to officers and directors stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.

P. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

Catastrophe Exposures

The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (44% of gross property premiums written during 2001). Using computer-assisted modeling techniques, the Company monitors and manages its exposure to catastrophic events. Additionally, the Company further limits its risk to such catastrophes through the purchase of reinsurance.

Environmental Exposures

The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, management has sought to mitigate or control the extent of this exposure through the following methods: 1) the Company's policies include pollution exclusions that have been continually updated to further strengthen the exclusions; 2) the Company's policies primarily cover moderate hazard risks; and 3) the Company began writing this business after the industry became aware of the potential pollution liability exposure.

The Company has made loss and settlement expense payments on environmental liability claims and has loss and settlement expense reserves for others. The Company includes this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses and related "incurred but not reported" loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, the Company has used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

Reinsurance

Reinsurance does not discharge the Company from its primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, the Company would be liable. The Company continuously monitors the financial condition of prospective and existing reinsurers. As a result, the Company currently purchases reinsurance from a limited number of financially strong reinsurers. The Company provides a reserve for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Financial Statements

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as the collectibility of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs are regularly monitored, evaluated and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management's expectations of future events.

to RLI shareholders since 1996,
in the form of dividends paid and stock repurchases.

External Factors

The Company's insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products. The Company is also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. The Company generally accrues an assessment in the period when it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated. In 2001, the Company received notification of the insolvency of Reliance Insurance Company. As a result, the Company recorded a charge to earnings of $1.7 million for anticipated guarantee fund assessments.

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels and that its capital levels are sufficient to support the level of risk inherent in its operations.

A summary of net investment income is as follows:

(in thousands)	2000	1999
Interest on fixed maturities	$22,992	$19,837
Dividends on equity securities	7,241	7,120
Appreciation in private equity warrants (SFAS 133)	—	—
Interest on short-term investments	2,488	2,318
Gross investment income	32,721	29,275
Less investment expenses	3,675	3,260
Net investment income	$29,046	$26,015

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

(in thousands)	2000	1999
Net realized investment gains (losses)		
Fixed maturities		
Held-to-maturity	$ (17)	$ 7
Trading	331	(446)
Available-for-sale	(2)	(494)
Equity securities	2,978	4,928
Other	(443)	472
	2,847	4,467
Net changes in unrealized gains (losses) on investments		
Fixed maturities		
Held-to-maturity	11,197	(14,533)
Available-for-sale	3,425	(945)
Equity securities	17,112	(15,318)
	31,734	(30,796)
Net realized investment gains and changes in unrealized gains (losses) on investments	$34,581	$(26,329)

Following is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.

(in thousands)		Proceeds From Sales	Gross Realized Gains	Gross Realized Losses	Net Realized Gain (Loss)
—	Available-for-sale				
	Trading				
2000 —	Trading	2,771	8	(45)	(37)
1999 —	Available-for-sale	10,210	188	(829)	(641)
	Trading	4,222	15	(34)	(19)
—	Held-to-maturity				
	Available-for-sale				
	Trading				
2000 —	Held-to-maturity	38,250	—	(17)	(17)
	Available-for-sale	8,622	—	(2)	(2)
	Trading	668	—	—	—
1999 —	Held-to-maturity	38,560	7	—	7
	Available-for-sale	12,537	151	(4)	147
	Trading	257	—	—	—

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2001 and 2000.

(in thousands)	Amortized Cost	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
[illegible]				
Held-to-maturity				
U.S. government	[illegible]	[illegible]	[illegible]	[illegible]
States, political subdivisions & revenues	[illegible]	[illegible]	[illegible]	[illegible]
Total held-to-maturity	[illegible]	[illegible]	[illegible]	[illegible]
Available-for-sale				
U.S. government	[illegible]	[illegible]	[illegible]	[illegible]
Corporate	[illegible]	[illegible]	[illegible]	[illegible]
States, political subdivisions & revenues	[illegible]	[illegible]	[illegible]	[illegible]
Fixed maturities	[illegible]	[illegible]	[illegible]	[illegible]
Equity securities	[illegible]	[illegible]	[illegible]	[illegible]
Total available-for-sale	[illegible]	[illegible]	[illegible]	[illegible]
Trading				
U.S. government	[illegible]	[illegible]	[illegible]	$ —
Corporate	[illegible]	[illegible]	[illegible]	[illegible]
States, political subdivisions & revenues	[illegible]	[illegible]	[illegible]	[illegible]
Total trading	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]
2000				
Held-to-maturity				
U.S. government	$118,049	$120,636	$ 2,703	$ (116)
States, political subdivisions & revenues	178,418	183,048	4,688	(58)
Total held-to-maturity	$296,467	$303,684	$ 7,391	$ (174)
Available-for-sale				
U.S. government	$ 76,333	$ 78,822	$ 2,497	$ (8)
States, political subdivisions & revenues	18,002	18,325	361	(38)
Fixed maturities	94,335	97,147	2,858	(46)
Equity securities	135,248	306,194	175,117	(4,171)
Total available-for-sale	$229,583	$403,341	$177,975	$(4,217)
Trading				
U.S. government	$ 4,164	$ 4,241	$ 86	$ (9)
Corporate	3,912	3,967	66	(11)
Total trading	$ 8,076	$ 8,208	$ 152	$ (20)
Total	$534,126	$715,233	$185,518	$(4,411)

We are respectful

- We care about our customers and each other.
- We treat all people with dignity and courtesy.
- We enhance the communities where we live and work.
- We recognize that everyone is different and in those differences are strengths.

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2001, by contractual maturity, are shown as follows.

(in thousands)	Amortized Cost	Estimated Fair Value
[illegible]		
Due in one year or less	[illegible]	[illegible]
Due after one year through five years	[illegible]	[illegible]
Due after five years through 10 years	[illegible]	[illegible]
Due after 10 years	[illegible]	[illegible]
	[illegible]	[illegible]
[illegible]		
Due in one year or less	[illegible]	[illegible]
Due after one year through five years	[illegible]	[illegible]
Due after five years through 10 years	[illegible]	[illegible]
Due after 10 years	[illegible]	[illegible]
	[illegible]	[illegible]
[illegible]		
Due in one year or less	[illegible]	[illegible]
Due after one year through five years	[illegible]	[illegible]
Due after five years through 10 years	[illegible]	[illegible]
Due after 10 years	[illegible]	[illegible]
	[illegible]	[illegible]

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

At December 31, 2001, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $93.5 million. This amount was net of deferred taxes of $50.0 million. At December 31, 2000, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $113.1 million. This amount was net of deferred taxes of $60.6 million.

The Company is party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2001 and 2000, fixed maturities with a fair value of $5.4 million and $10.8 million, respectively, were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 125, 127 and 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $25.2 million at December 31, 2001, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $7.6 million at December 31, 2001. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2000	1999
Deferred policy acquisition costs, beginning of year	$34,358	$22,510
Deferred policy acquisition costs, UIH, Inc. — Acquisition Date		1,604
Deferred:		
Direct commissions	80,837	64,312
Premium taxes	7,738	5,982
Other direct underwriting expenses	31,121	26,340
Ceding commissions	(32,718)	(20,450)
Net deferred	86,978	76,184
Amortized	78,049	65,940
Deferred policy acquisition costs, end of year	$43,287	$34,358
Policy acquisition costs:		
Amortized to expense	78,049	65,940
Period costs:		
Ceding commission — contingent	(4,392)	(3,159)
Other	2,797	3,771
Total policy acquisition costs	$76,454	$66,552

The Company continued the use of short-term credit facilities through reverse repurchase transactions. The majority of these repurchase agreements have been renewed and remain in place. Additionally, proceeds from reverse repurchase agreements have been used to partially fund the Company's stock repurchase program. As of December 31, 2001 and 2000, $47.2 million and $59.1 million, respectively, remained outstanding under these reverse repurchase agreements. The use of such agreements remains an investment decision, as the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than is paid in interest expense. To the extent that such opportunity ceases to be available, it is anticipated that such agreements will be paid off via operating cash flow or the underlying available-for-sale bond collateral.

The Company maintains a $30.0 million revolving line of credit from one financial institution. The facility had a three-year term that expires on March 31, 2002. As of December 31, 2001 and 2000, the Company had $30.0 million and $19.6 million, respectively, in outstanding debt from this facility.

The weighted average interest rate on total short-term borrowings outstanding as of year-end was 2.32% and 6.85% for 2001 and 2000, respectively.

Interest paid on outstanding debt for 2001, 2000 and 1999 amounted to $3.8 million, $5.2 million and $3.5 million, respectively.

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

Through the purchase of reinsurance, the Company generally limits the loss on any individual risk to $1.5 million. Additionally, through extensive use of computer-assisted modeling techniques, the Company monitors the concentration of risks exposed to catastrophic events (predominantly earthquakes).

In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company (ZIC). The program, called Catastrophe Equity Puts (CatEPuts), augments the Company's traditional reinsur-

(IN THOUSANDS)

RLI's corporate culture values the power of a good idea — and creates record premiums per employee.

$250 $500 $750 $1,000

1997

1998

1999

2000

2001 $1,073

ance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to ZIC at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts began as a multi-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to ZIC, then ZIC, in turn, has the option to reinsure certain business written by the Company on a prospective basis. In November 2000, this agreement was renewed for an additional three-year period.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	[illegible]	2000	1999
[illegible]			
Direct	[illegible]	$429,986	$332,275
Reinsurance assumed	[illegible]	7,880	7,300
Reinsurance ceded	[illegible]	(177,013)	(111,951)
Net	[illegible]	$260,853	$227,624
[illegible]			
Direct	[illegible]	$384,139	$314,111
Reinsurance assumed	[illegible]	8,952	11,049
Reinsurance ceded	[illegible]	(161,488)	(129,886)
Net	[illegible]	$231,603	$195,274
[illegible]			
Direct	[illegible]	$217,006	$189,394
Reinsurance assumed	[illegible]	7,402	3,299
Reinsurance ceded	[illegible]	(99,822)	(96,236)
Net	[illegible]	$124,586	$ 96,457

At December 31, 2001, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company, General Cologne Re, Employers Reinsurance Corp. and Transatlantic Reinsurance (all four rated A++ "Superior" by A.M. Best Company) that amounted to $81.6 million, $39.1 million, $33.7 million and $21.7 million, respectively. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 5% of shareholders' equity.

[illegible]

The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2001. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)	[illegible]	2000	1999
Unpaid losses and LAE at beginning of year:			
Gross	[illegible]	$520,494	$415,523
Ceded	[illegible]	(245,580)	(168,261)
Net	[illegible]	274,914	247,262
Unpaid losses and LAE UIH, Inc.—Acquisition Date:			
Gross			74,979
Ceded			(67,642)
Net			7,337
Increase (decrease) in incurred losses and LAE:			
Current accident year	[illegible]	126,220	101,053
Prior accident years	[illegible]	(1,634)	(4,596)
Total incurred	[illegible]	124,586	96,457
Loss and LAE payments for claims incurred:			
Current accident year	[illegible]	(34,373)	(21,675)
Prior accident year	[illegible]	(65,216)	(53,892)
Total paid	[illegible]	(99,589)	(75,567)
Insolvent reinsurer charge off	[illegible]	143	(1,000)
Loss reserves commuted			425
Net unpaid losses and LAE at end of year	[illegible]	$300,054	$274,914
Unpaid losses and LAE at end of year:			
Gross	[illegible]	539,750	520,494
Ceded	[illegible]	(239,696)	(245,580)
Net	[illegible]	$300,054	$274,914

During 2001, the Company experienced adverse development on prior accident years in the property and surety segments. Loss reporting on these segments is generally short-tailed in nature but may develop over more than one accident year. Additionally, some adverse development was experienced within the casualty segment. During 2000 and 1999, overall development on prior accident-year loss and settlement expense reserves was insignificant to recorded loss and settlement expense reserves.

The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Within these lines, the Company's environmental exposures include environmental site cleanup, asbestos removal and mass tort liability. The majority of the exposure is in the excess layers of the Company's commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2001, 2000 and 1999:

	Inception-to-date December 31,	
(in thousands)	2000	1999
Loss and LAE payments for claims incurred		
Gross	$ 23,720	$22,565
Ceded	(14,070)	(13,671)
Net	$ 9,650	8,894
Unpaid losses and LAE at end of year		
Gross	$ 17,110	$16,125
Ceded	(9,220)	(8,566)
Net	$ 7,890	$ 7,559

Although the Company's environmental exposure is limited as a result of entering liability lines after the industry had already recognized it as a problem, management cannot determine the Company's ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, the Company participates primarily in the excess layers, making it even more difficult to assess the ultimate impact.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized in the following table.

(in thousands)	2000	1999
Deferred tax assets:		
Tax discounting of claim reserves	$ 18,354	$ 16,989
Unearned premium offset	10,333	8,285
Other	337	1,772
	29,024	27,046
Less valuation allowance	(300)	(300)
Total deferred tax assets	$ 28,724	$ 26,746
Deferred tax liabilities:		
Net unrealized appreciation of securities	$ 60,608	$ 53,421
Deferred policy acquisition costs	15,153	12,025
Book/tax depreciation	1,179	1,298
Undistributed earnings of unconsolidated investee	2,457	1,414
Other	29	250
Total deferred tax liabilities	79,426	68,408
Net deferred tax liability	$(50,702)	$(41,662)

Management believes it is likely that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 2001, 2000 and 1999, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.

(in thousands)	2000	1999
Provision for income taxes at the statutory federal tax rates	$13,402	$15,062
Increase (reduction) in taxes resulting from:		
Dividends received deduction	(1,525)	(1,492)
ESOP dividends paid deduction	(265)	(245)
Tax-exempt interest income	(2,721)	(2,576)
Goodwill	561	513
State income tax provision	162	164
Other items, net	(14)	158
	$ 9,600	$11,584

The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

Net federal and state income taxes paid in 2001, 2000 and 1999 amounted to $6.7 million, $6.3 million, and $13.3 million, respectively.

The Internal Revenue Service (IRS) has examined the Company's income tax returns through the tax year ended December 31, 1994. The IRS is not currently examining any of the Company's income tax returns.

PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. Per the IRS, compensation for this calculation in 2001 is limited to $170,000. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 2001, 2000 and 1999, the Company made tax-deductible contributions totaling $200,000, $2.5 million and $448,695, respectively, to adequately meet the funding requirements of the plan.

The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

The financial status of the plan for each of the three years ended December 31 is illustrated in the following tables:

(in thousands)	For the year ended December 31, [illegible]	2000	1999
Components of pension cost			
Service cost	[illegible]	$ 636	$ 673
Interest cost	[illegible]	449	374
Expected return on plan assets	[illegible]	(478)	(489)
Recognized prior service cost	[illegible]	18	3
Recognized net loss	[illegible]	13	—
Amortization of transition (asset) obligation	[illegible]	(33)	(33)
Pension cost	[illegible]	$ 605	$ 528
Accumulated benefit obligation	[illegible]	$4,802	$3,593

(in thousands)	For the year ended December 31, [illegible]	2000	1999
Change in plan assets			
Fair value of plan assets at January 1	[illegible]	$ 4,530	$ 4,717
Actual return on plan assets	[illegible]	444	(148)
Employer contribution	[illegible]	2,486	449
Benefit payments	[illegible]	(250)	(488)
Fair value of plan assets at December 31	[illegible]	$ 7,210	$ 4,530
Change in projected benefit obligation			
Projected benefit obligation at January 1	[illegible]	$4,902	$5,338
Service cost	[illegible]	636	673
Interest cost	[illegible]	449	374
Actuarial (gains) losses	[illegible]	852	(995)
Benefit payments	[illegible]	(249)	(488)
Plan amendment	[illegible]	149	—
Projected benefit obligation at December 31	[illegible]	$ 6,739	$ 4,902
Funded status	[illegible]	$ 471	$ (372)
Unrecognized net loss	[illegible]	974	101
Unamortized prior service cost	[illegible]	131	—
Unrecognized transition (asset) obligation	[illegible]	(104)	(137)
(Accrued) prepaid at December 31	[illegible]	$ 1,472	$ (408)
Amounts recognized in the statement of financial position consist of:			
(Accrued benefit liability) prepaid benefit cost	[illegible]	$1,472	$ (408)
Net amount recognized	[illegible]	$1,472	$ (408)
Rates			
Discount rate	[illegible]	7.75%	8.00%
Compensation increase	[illegible]	6.00%	6.00%
Expected return on plan assets	[illegible]	10.00%	10.00%

At December 31, 2001, plan assets at fair value are comprised of approximately 94% equity securities and 6% invested cash.

EMPLOYEE STOCK OWNERSHIP AND BONUS AND INCENTIVE PLANS

The Company maintains an Employee Stock Ownership Plan (ESOP) and bonus and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating earnings and Market Value Potential (MVP). While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of the Company's executives, managers and associates correspond with those of our shareholders.

A portion of both MVP and operating earnings is shared by executives, managers and associates provided certain thresholds are met. MVP, in particular, requires that the Company generate a return in excess of its cost of capital before the payment of such bonuses. All remaining funds are reinvested in the Company for the benefit of the shareholders. Annual expenses for these bonus plans totaled $542,000, $3.1 million and $255,000 for 2001, 2000 and 1999, respectively.

The Company's ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors and are expensed in the year earned. ESOP-related expenses were $4.2 million, $3.6 million and $2.9 million, respectively, for 2001, 2000 and 1999.

During 2001, the ESOP purchased 77,876 shares of the Company's shares on the open market at an average price of $44.70 ($3.5 million) relating to 2000's contribution. In December 2001, the Company transferred 93,773 shares of treasury stock to the ESOP to satisfy the 2001 contribution that had been approved by the board of directors. These shares were transferred on December 28 at the closing market price of $44.72 ($4.2 million). During 2000, the ESOP purchased 98,375 shares of the Company's common stock on the open market at an average price of $30.69 ($3.0 million). During the third quarter of 1998, the Company leveraged the ESOP and purchased a total of 70,400 shares at an average price of $35.58 per share ($2.5 million) in advance of the actual contribution to the plan in January 1999. There were no additional shares purchased in 1999. Shares held by the ESOP are treated as outstanding in computing the Company's earnings per share.

DEFERRED COMPENSATION

The Company maintains a Rabbi Trust for deferred compensation plans for directors, key employees and executive officers through which company shares are purchased. During 1998, the Emerging Issues Task Force reached its consensus on Issue 97-14 relative to Rabbi Trusts. This prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors' deferred plan was $219,663, $154,544 and $162,700 in 2001, 2000 and 1999, respectively. In 2001, the Rabbi Trusts purchased 13,806 shares of the Company's stock on the open market at an average price of $43.27 ($597,317) and 3,352 shares of the Company's treasury stock at an average price of $44.47 ($149,079). In 2000, the Rabbi Trusts purchased 23,316 shares of the Company's common stock on the open market at an average price of $34.51 ($804,657). In 1999, the Rabbi Trusts purchased 38,837 shares of the Company's common stock on the open market at an average price of $32.97 ($1,280,347). At December 31, 2001, the Trusts' assets were valued at $11.2 million.

STOCK OPTION PLANS

During 1995, the Company adopted and the shareholders approved a tax-favored incentive stock option plan (the Incentive Plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the Directors' Plan). The Company accounts for these plans in accordance with APB Opinion No. 25, under which no compensation cost is recognized.

Had compensation cost for the plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:



Nearly one quarter of the 10 million shares of RLI common stock are owned by the company's employee stock ownership plan and other insiders.


ESOP 14.1%
Insiders 9.2%
Institutions & other public 76.7%

(in thousands, except per share data)		[illegible]	2000	1999
Net income:	As reported	[illegible]	$28,693	$31,451
	Pro forma	[illegible]	27,781	30,608
Diluted EPS:	As reported	[illegible]	$2.89	$3.08
	Pro forma	[illegible]	$2.79	$2.99

These pro forma amounts may not be representative of the effects of SFAS 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future.

Under the Incentive Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable as determined by the Company's board of directors. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date. With few exceptions, full vesting of options granted occurs at the end of five years.

Under the Directors' Plan, shares granted do not qualify as tax-favored incentive stock options. Directors may be granted non-qualified options to purchase shares at 100% of the grant date fair market value. An optionee must exercise an option within 10 years from the grant date. With few exceptions, full vesting occurs at the end of three years.

The Company may grant options for up to 1,562,500 shares under the Incentive Plan and 250,000 shares under the Directors' Plan. Through December 31, 2001, the Company had granted 866,774 options under these plans. Under both plans, the option exercise price equals the stock's fair market value on the date of grant.

A summary of the status of the plans at December 31, 2001, 2000 and 1999, and changes during the years then ended are presented in the following table and narrative:

	[illegible]		2000		1999	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	[illegible]	[illegible]	526,731	$29.25	385,074	$27.78
Granted	[illegible]	[illegible]	148,300	31.90	162,200	32.02
Exercised	[illegible]	[illegible]	1,888	19.56	14,623	20.70
Forfeited	[illegible]	[illegible]	22,095	32.14	5,920	30.88
Outstanding at end of year	[illegible]	[illegible]	651,048	29.78	526,731	29.25
Exercisable at end of year	[illegible]	[illegible]	280,387	25.62	180,174	23.16
Weighted-avg. fair value of options granted during year		$12.22		$10.97		$ 9.87

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.2%, 6.4% and 5.5%; expected dividend yields of 2.0%, 2.2% and 2.6%; expected lives of 10 years; and expected volatility of 19.3%, 21.5% and 23.6%.

Information on the range of exercise prices for options outstanding as of December 31, 2001, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding as of 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/31/01	Weighted-Average Exercise Price
$ 0.00 - $18.16	61,408	3.2	$16.48	61,408	$16.48
$18.17 - $22.70	78,351	4.2	$18.36	78,351	$18.36
$22.71 - $27.24	80,376	5.2	$26.00	65,226	$26.00
$27.25 - $31.78	129,590	8.2	$31.44	29,710	$31.01
$31.79 - $36.32	149,220	7.0	$32.12	66,275	$32.28
$36.33 - $40.86	119,550	9.2	$40.01	6,250	$39.05
$40.87 - $45.50	129,050	6.6	$42.51	68,832	$42.19
	747,545	6.7	$31.67	376,052	$27.54

We are owners

- *We work together to exceed common goals.*
- *We align our interests with fellow shareholders.*
- *We are committed to our company's future success.*
- *We do what is best for our company.*
- *We show pride in our company at all times.*

POST-RETIREMENT BENEFITS OTHER THAN PENSION

The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under SFAS 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions" or SFAS 112, "Employers' Accounting for Post-employment Benefits."

The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.

The National Association of Insurance Commissioners (NAIC) recently developed a codified version of statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required the Company's insurance subsidiaries to recognize a cumulative effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods. This cumulative effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities.

Year-end statutory surplus includes approximately $14 million of RLI Corp. stock held by an insurance subsidiary. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in the RLI Corp. consolidated financial statements.

The following table includes selected information for the Company's insurance subsidiaries as filed with insurance regulatory authorities. For 1999, consolidated net income, statutory basis, includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.

	Year ended December 31,	
(in thousands)	2000	1999
Consolidated net income, statutory basis	$ 14,833	$ 22,147
Consolidated surplus, statutory basis	$309,945	$286,247

Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI's policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI during 2002 without prior notice or approval is $29.2 million — 10% of RLI's 2001 policyholder surplus. The actual amount paid to the Company during 2001 was $6.9 million.

The Company is involved in certain legal proceedings and disputes considered by management to be ordinary and incidental to the business, or which have no foundation in fact. Management believes that valid defenses exist as to all such litigation and disputes and is of the opinion that these will not have a material effect on the Company's financial statements.

The Company leases regional office facilities and computers. These expire in various years through 2006. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)	
2002	$2,369
2003	1,912
2004	1,343
2005	825
2006	502
Total minimum future rental payments	$6,951

On January 29, 1999, RLI Insurance Company purchased Underwriters Indemnity Holdings (UIH) for $40.7 million. The purchase was financed entirely through short-term debt. UIH was the insurance holding company for Planet Indemnity Company and Underwriters Indemnity Company. As a property/casualty insurance group, these companies have combined to offer primarily surety and inland marine coverages on commercial risks relating to the exploration, drilling, producing and gathering activities of the oil and gas industry. Also provided to a lesser degree were control of well and general liability insurance. The genuine value of this operation was found almost exclusively in the surety operations. The casualty book was considered incidental to the overall business while the property business contained deficient premiums. All property coverages were nonrenewed in accordance with allowable policy provisions.

The acquisition was accounted for under the purchase method of accounting for business combinations. The Company's 1999 financial statements include the results of UIH's operations from January 29, 1999, through December 31, 1999. Accounting guidance derived primarily from APB 16 regarding business combinations dictates that the purchase price be allocated to the assets acquired less liabilities assumed with any excess being recorded as goodwill. The allocation of the purchase price resulted in goodwill of $32.0 million.

The table below summarizes, on a pro forma basis, the Company's consolidated results of operations for 1999 as if the purchase of UIH had taken place as of January 1, 1999.

(in thousands, except per share data)	Year ended December 31, 1999
Consolidated revenue	$224,560
Net earnings	25,489
Net earnings per share:	
Basic	$2.52
Diluted	$2.49

The dilutive effect on pro forma earnings was the result of recognizing pre-acquisition premium deficiency and reserve strengthening on the property business. As indicated above, the Company has not pursued this line of business and consequently, does not anticipate any future earnings impact.

The following table summarizes the Company's segment data as specified by SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by company management.

The segments of the property/casualty operations of the Company include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time.

The casualty segment includes liability products where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

The surety segment offers a selection of small- and medium-sized commercial products related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are characterized by relatively low loss ratios. However, expense ratios tend to be higher due to the high volume of transactions at lower premium levels.

The investment income segment is the by-product of the interest and dividend income streams from the Company's investments in fixed-income and equity securities as well as the appreciation of private equity warrants (per SFAS 133). Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent the Company's share in Maui Jim, Inc. earnings. The Company owns approximately 44% of the unconsolidated investee, which operates in sunglass and optical goods industries.

The following table provides data on each of the Company's segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via the Company's expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule. Goodwill amortization resulting from the UIH acquisition was allocated entirely to the surety segment.

Strong operating and investment results have increased RLI total assets by

(in thousands)	Net Earnings		Revenues		Depreciation and Amortization	
	2000	1999	2000	1999	2000	1999
Property	$ 4,990	$17,064	$ 60,063	$ 51,390	$1,169	$1,047
Casualty	3,461	(2,328)	136,801	118,472	1,690	1,381
Surety	3,633	2,399	34,739	25,412	2,165	2,037
Net investment income	29,046	26,015	29,046	26,015	79	68
Realized gains	2,847	4,467	2,847	4,467		
General corporate expense and interest on debt	(8,663)	(6,195)			76	112
Equity in earnings of unconsolidated investee	2,979	1,613				
Total segment earnings before income taxes and cumulative effect	38,293	43,035				
Income taxes	9,600	11,584				
Earnings before cumulative effect	28,693	31,451				
Cumulative effect of initial adoption of SFAS 133	—	—				
Total	$28,693	$31,451	$263,496	$225,756	$5,179	$4,645

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
[illegible]					
Net premiums earned	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net investment income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net realized investment gains	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Earnings before income taxes and cumulative effect	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cumulative effect of initial adoption of SFAS 133	[illegible]	[illegible]	[illegible]	—	[illegible]
Net earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Basic earnings per share[1]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Basic operating earnings per share[1][2]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Diluted earnings per share[1]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Diluted operating earnings per share[1][2]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2000					
Net premiums earned	$53,186	$57,644	$61,251	$59,522	$231,603
Net investment income	6,937	7,085	7,461	7,563	29,046
Net realized investment gains	(121)	34	604	2,330	2,847
Earnings before income taxes	8,996	9,282	9,840	10,175	38,293
Net earnings	6,540	6,962	7,380	7,811	28,693
Basic earnings per share[1]	$0.66	$0.71	$0.75	$0.80	$2.92
Basic operating earnings per share[1][2]	$0.67	$0.71	$0.71	$0.64	$2.73
Diluted earnings per share[1]	$0.66	$0.70	$0.74	$0.78	$2.89
Diluted operating earnings per share[1][2]	$0.67	$0.70	$0.70	$0.63	$2.70

[1] Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

[2] Operating earnings per share is calculated by reducing net earnings by the after-tax impact of net realized investment gains.

Report of Independent Auditors

The board of directors and shareholders, RLI Corp.

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, in 2001 the Company adopted the provisions of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities."

KPMG LLP

January 22, 2002

KPMG Certified Public Accountants
303 East Wacker Drive
Chicago, Illinois 60601

Statement of Financial Reporting Responsibility

The management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

The accompanying financial statements have been audited by KPMG LLP (KPMG), independent certified public accountants, selected by the audit committee and approved by the shareholders. Management has made available to KPMG all the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. As part of its audit of the financial statements, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2001, the Company's system of internal controls was adequate to accomplish the objectives described herein.

The audit committee is comprised solely of four non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent public accountants and the internal auditor have ready access to the audit committee.

Jonathan E. Michael
President, CEO

Joseph E. Dondanville, CPA
Vice President, CFO

Officers



Joseph E. Dondanville, CPA
Vice President & CFO ▹▹ 45 ▹▹ Industry experience: 24 years ▹▹ Began RLI career in 1984 as chief accountant, promoted to controller in 1985 and current position in 1992. Spent the prior six years with Arthur Andersen & Co. (1, 2, 3)



Donald J. Driscoll
Vice President, Claim ▹▹ 42 ▹▹ Industry experience: 16 years ▹▹ Started with RLI in 1996 as director of coverage and casualty claims, promoted to assistant vice president in 1998, to current position in 2000. Director of claims for The Travelers Insurance Company for five years before joining RLI. (2, 3)



Kim J. Hensey
Vice President & Corporate Secretary ▹▹ 60 ▹▹ Industry experience: 33 years ▹▹ Joined the company in 1970, serving as corporate secretary from 1974–1984. Rejoined the company in the same capacity in 1987. (1, 2, 3)



Jonathan E. Michael
President & CEO ▹▹ 48 ▹▹ Industry experience: 25 years ▹▹ Joined RLI in 1982. Chairman & CEO of principal insurance subsidiaries. Served as controller, vice president of finance and CFO, executive vice president, and as president and CEO of principal insurance subsidiaries. Has held current position since 2001. (1)



Mary Beth Nebel, Esq.
Vice President & General Counsel ▹▹ 45 ▹▹ Industry experience: 20 years ▹▹ Served as RLI assistant general counsel from 1988–1994 before being named to current position. Prior eight years spent in various law positions with Shand, Morahan & Co. (1, 2, 3)



Michael A. Price
Treasurer ▹▹ 38 ▹▹ Industry experience: 6 years ▹▹ Became treasurer in 1996 after serving SBC Communications, Inc. for the prior six years. At SBC, he served in a variety of financial management capacities, including financial analysis, mergers & acquisitions and marketing. (1, 2, 3)



Michael E. Quine, CPCU
Vice President, Administration ▹▹ 56 ▹▹ Industry experience: 34 years ▹▹ Served as vice president of human resources from 1986–1994, then named to current position. Joined company in 1977 as manger, human resources. Worked for The Travelers Insurance Company for prior nine years. (2, 3)



Piyush K. Singh, CPCU
Vice President, Information Technology ▹▹ 36 ▹▹ Industry experience: 7 years ▹▹ Hired in 1994, promoted to AVP in 1998, to current position in 2000. Spent prior two years with PriceWaterhouse, most recently in financial services sector. (2)



Gerald D. Stephens, CPCU
Chairman of the Board ▹▹ 69 ▹▹ Industry experience: 43 years ▹▹ Company founder, retired president and CEO. Member of Lloyd's of London, NAII board of governors, the executive committee of the American Institute of CPCU board and the International Insurance Society Honors Committee. Former president of the National Society of CPCU. Elected chairman in 2001. (1)



Michael J. Stone
President & COO ▹▹ 53 ▹▹ Industry experience: 29 years ▹▹ Joined the company in 1996 as vice president, claim. Promoted to senior VP and executive VP in 1998, has held current title since 2002. Served the prior 18 years with The Travelers Insurance Company, most recently as vice president, liability division and strategic claim. (2, 3)



Thomas V. Warthen, FCAS, MAAA
Vice President, Actuarial Services ▹▹ 54 ▹▹ Industry experience: 30 years ▹▹ Before accepting current position in 1996, spent the prior 19 years at Philadelphia-area insurance organizations, including Tillinghast and Towers Perrin Reinsurance. Began industry career in USF&G's actuarial department. (2, 3)

OFFICER OF:
1. RLI Corp.
2. RLI Insurance Company
3. Mt. Hawley Insurance Company

Board of Directors

Richard H. Blum ▹▹ 63 ▹▹ Director since 2000 ▹▹ Vice chairman of Axis Specialty U.S. Holdings, Inc., a U.S. reinsurance and insurance subsidiary of Axis Specialty Limited. Retired vice chairman of J&H Marsh & McLennan, Inc., as well as former chairman and chief executive officer of Guy Carpenter & Company, Inc. and director of Marsh & McLennan Companies, Inc. Blum is a member of the Board of Overseers of the School of Risk Management, Insurance and Actuarial Services at The Peter J. Tobin College of Business, St. Johns University. (1, 3, 5)

Bernard J. Daenzer, JD, CPCU ▹▹ 86 ▹▹ Director since 1972 ▹▹ Owner of Daenzer Associates, an insurance consulting services firm. Founder of Security Connecticut Life and former EVP/CEO of Security Connecticut Cos. The first American underwriting member of Lloyd's, Daenzer was formerly a director of Alexander Howden Ltd., London, chairman of the board of trustees of the College of Insurance and president of the National Society of CPCU. (3, 4, 5)

William R. Keane ▹▹ 85 ▹▹ Director since 1966 ▹▹ Retired vice president of the contact lens fitting firm of Contacts, Inc. (2, 3, 4)

Gerald I. Lenrow, Esq. ▹▹ 74 ▹▹ Director since 1993 ▹▹ Former consultant to General Reinsurance Corp. and partner in Coopers & Lybrand, L.L.P. Since 1999, in private practice providing consultation services to certain members of the insurance industry. A well-known authority on the insurance industry, Lenrow has been widely published and has spoken before most industry groups. He has advised congressional tax-writing committees, the Treasury and the IRS on tax legislation. Past chair of the American Bar Association's Tort & Insurance Practice Section Committee on the taxation of insurance companies and is on the advisory board for The Insurance Tax Review. (1, 2, 3, 4, 5)

F. L. "Lynn" McPheeters ▹▹ 59 ▹▹ Director since 2000 ▹▹ Vice president and chief financial officer of Caterpillar Inc., the world's largest manufacturer of construction, mining and related equipment. Has held various finance positions with the company, including corporate treasurer. Became a Caterpillar vice president in 1998. Member of the Southern Illinois University College of Business and Administration's External Advisory Board, the Counseling & Family Services Board, the OSF Saint Francis Medical Center Foundation Council and The Conference Board's Council of Financial Executives. (1, 2, 3, 4, 5)

Jonathan E. Michael ▹▹ 48 ▹▹ Director since 1997 ▹▹ President and CEO of RLI Corp. and chairman and CEO of its principal subsidiaries. Director, Maui Jim, Inc. Serves as a trustee of Eureka College and a director of the Illinois Central College Educational Foundation. Member of NAPSLO legislative committee. See page 54 for additional biography information. (4, 5)

Edwin S. Overman, Ph.D., CPCU ▹▹ 79 ▹▹ Director since 1987 ▹▹ Retired president, CEO of the Insurance Institute of America and the American Institute for Chartered Property/Casualty Underwriters. Life member of the board of trustees of the two Institutes. On the board of governors of the International Insurance Society and is the honors committee research director for the Insurance Hall of Fame. Director of the Griffith Memorial Foundation for Insurance Education and the Inter-American Forum for North and South America. Member of the Insurance Hall of Fame. (1, 3, 4)

Gerald D. Stephens, CPCU ▹▹ 69 ▹▹ Director since 1965 ▹▹ Chairman of the board since 2001. Former president of RLI Corp. Serves as chairman of the board for Maui Jim, Inc., is a member of the advisory board for OSF Saint Francis Medical Center and the Dean's Advisory Board of the University of Wisconsin–Madison. See page 54 for additional biography information. (4)

Edward F. Sutkowski, Esq. ▹▹ 63 ▹▹ Director and outside legal counsel since 1975 ▹▹ President of Sutkowski & Rhoads Ltd., a Peoria-based tax and business law firm. Speaker and author of more than 25 articles relating to mergers and acquisitions; income, estate and gift tax; and tax-qualified plans of deferred compensation. Serves as an adjunct professor in taxation at the University of Illinois College of Law. (3, 4, 5)

Robert O. Viets, JD, CPA ▹▹ 58 ▹▹ Director since 1993 ▹▹ Retired president and CEO of CILCORP Inc., a holding company whose principal business subsidiary is a utility company. Since 1999, president of ROV Consultants, LLC. Also a director for Methodist Health Services Corporation. Former chair of the Bradley University board of trustees. (1, 2, 3, 4, 5)

COMMITTEES:

1. Executive Resources Committee
2. Audit Committee
3. Plan Administrator (ESOP) Committee
4. Finance and Investment Committee
5. Loss Reserve Committee

Underwriting Officers

John R. Coleman
Sr. Vice President, West Coast Property
47 ▹▹ Industry experience: 26 years
Los Angeles, Calif.

James S. Davis
Vice President, Specialty Programs
47 ▹▹ Industry experience: 28 years
Dallas, Texas

Roy C. Die
President, Underwriters Indemnity
47 ▹▹ Industry experience: 29 years
Houston, Texas

David A. Dunn, CPCU
President, RLI Transportation
47 ▹▹ Industry experience: 25 years
Atlanta, Ga.

Richard W. Girden
President, RLI Construction
44 ▹▹ Industry experience: 25 years
Chicago, Ill.

Stephen A. Lindell
Sr. Vice President, Casualty
54 ▹▹ Industry experience: 32 years
Glastonbury, Conn.

A. Quentin Orza II
Vice President, Executive Products Group
47 ▹▹ Industry experience: 25 years
New York, N.Y.

David C. Sandoz
President, RLI Surety Division
47 ▹▹ Industry experience: 25 years
Peoria, Ill.

John F. Schapperle
Vice President, RLI Specialty Markets
52 ▹▹ Industry experience: 30 years
Peoria, Ill.

Jeffrey S. Wefer
Vice President, Diversified Property
52 ▹▹ Industry experience: 33 years
Chicago, Ill.

Glossary

Admitted company — An insurer of one state licensed to do business in another state.

Capacity — The amount of insurance that a company can write on a single risk.

Combined ratio — A measurement commonly used to express underwriting profit (less than 100) or loss (more than 100). It is the sum of the expense ratio and the loss ratio.

Comprehensive earnings — As defined at RLI, this equates to the sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

Comprehensive general liability insurance — Liability coverage for all premises and operations, other than personal, for all general liability hazards, unless excluded.

Consolidated revenue — As defined at RLI, consists of net premiums earned, net investment income and realized gains (losses).

CPCU — Chartered Property and Casualty Underwriter. The most widely respected professional credential in the property and casualty industry.

Difference in conditions (DIC) insurance — Coverage for property causes of loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

e-business — Business that takes place between companies using an electronic medium such as the Internet.

Excess insurance — A policy or bond covering the insured against certain hazards, which applies only to loss or damage in excess of a stated amount.

Expense ratio — The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.

Fire insurance — Property insurance on which the predominant peril is fire, but also includes wind and other allied lines.

Gross sales — As defined at RLI, consists of gross premiums written, net investment income and realized gains (losses).

Hard/firm market — When the insurance industry has limited capacity available to handle the amount of business written, creating a seller's market, driving insurance prices upward.

Inland marine insurance — Property coverage for perils arising from transportation of goods or covering types of property that are mobile in nature, as well as other unusual property hazards.

Loss ratio — The percentage of premium used to pay for losses incurred.

Market Value Potential (MVP) — An internal asset allocation plan. The amount by which an investment, acquisition or program generates a return in excess of the cost of assigned capital is MVP.

Policyholder surplus — The residual difference between assets and liabilities for the benefit of policyholders.

Products liability insurance — Protection provided against claims arising from the use of covered products manufactured, sold, handled or distributed by the insured.

Professional liability insurance — Insures against claims for damages because of professional misconduct or failure to exercise ordinary care in the performance of a professional service.

Reinsurer/reinsurance — A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

Reserves — Funds set aside by an insurer for meeting obligations when due.

Securities Valuation Office — An NAIC organization responsible for credit quality assessment and valuation of securities owned by state-regulated insurance companies.

Soft market — When the insurance industry has excess capacity to handle the amount of business written, creating a buyer's market, lowering insurance prices overall.

Standard lines vs. specialty lines — Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

Surety bond — Provides for compensation should there be a failure to perform any specific acts within a stated period.

Surplus lines company — An insurer not licensed to do business in a given state, but which may sell insurance in the state if admitted insurers decline to write a risk.

Transportation insurance — Coverage for transporting people or goods by land conveyance. For RLI, this specifically involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

Underwriting profit — That portion of the earnings after deducting incurred losses and expenses from earned premiums.

Unrealized gains (losses) — The result of an increase (decrease) in market value of an asset which is not recognized in the traditional statement of income. The difference between an asset's market and book values.

Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2001.

(amounts in thousands, except per share data)		2001	2000	1999	1998	1997	1996
OPERATING RESULTS							
Gross sales	$	548,331	469,759	370,057	316,863	306,383	301,500
Total revenue	$	309,354	263,496	225,756	168,114	169,424	155,354
Net operating earnings (loss)[1]	$	27,538	26,842	28,547	27,035	28,233	25,035
Net earnings (loss)	$	31,047	28,693	31,451	28,239	30,171	25,696
Comprehensive earnings (loss)[2]	$	11,373	42,042	20,880	51,758	66,415	41,970
Net cash provided from operating activities	$	77,874	53,118	58,361	23,578	35,022	48,947
Net premiums written to statutory surplus		108%	84%	79%	46%	54%	64%
GAAP combined ratio		97.2	94.8	91.2	88.2	86.8	87.4
Statutory combined ratio		95.8	95.8	90.1[5]	88.4	90.4	89.1
FINANCIAL CONDITION							
Total investments	$	793,542	756,111	691,244	677,294	603,857	537,946
Total assets	$	1,390,970	1,281,323	1,170,363	1,012,685	911,741	845,474
Unpaid losses and settlement expenses	$	604,505	539,750	520,494	415,523	404,263	405,801
Total debt	$	77,239	78,763	78,397	39,644	24,900	46,000
Total shareholders' equity	$	335,432	326,654	293,069	293,959	266,552	200,039
Statutory surplus	$	291,690	309,945	286,247	314,484	265,526	207,787
SHARE INFORMATION							
Net operating earnings (loss) per share:							
Basic[3]	$	2.80	2.73	2.82	2.58	2.71	2.54
Diluted[3]	$	2.75	2.70	2.79	2.54	2.50	2.22
Net earnings (loss) per share:							
Basic[3]	$	3.16[4]	2.92	3.11	2.69	2.90	2.60
Diluted[3]	$	3.10[4]	2.89	3.08	2.65	2.66	2.28
Comprehensive earnings (loss) per share:[2]							
Basic[3]	$	1.16[4]	4.28	2.06	4.92	6.38	4.25
Diluted[3]	$	1.14[4]	4.23	2.04	4.87	5.76	3.62
Cash dividends declared per share	$	0.63	0.59	0.55	0.51	0.47	0.44
Book value per share	$	33.84	33.32	29.68	28.44	24.70	20.46
Closing stock price	$	45.00	44.69	34.00	33.25	39.85	26.70
Stock split					125%		
Weighted average shares outstanding:							
Basic[3]		9,815	9,817	10,124	10,514	10,402	9,871
Diluted[3]		10,002	9,945	10,222	10,638	11,714	12,105
Common shares outstanding		9,913	9,804	9,873	10,335	10,793	9,777

Investor Information

For help with your shareholder account or for information about RLI stock or dividends, call our transfer agent at (800) 468-9716.

Annual meeting

The annual meeting of shareholders will be held at 2:00 p.m., CDT, on May 2, 2002, at the company's offices at 9025 N. Lindbergh Drive, Peoria, Ill. ▹▹

Trading and dividend information

2001	Stock Price High	Stock Price Low	Stock Price Close	Dividends Declared
1st Qtr.	$46.15	$40.14	$40.84	$.15
2nd Qtr.	45.10	39.40	44.92	.16
3rd Qtr.	44.93	39.70	41.00	.16
4th Qtr.	45.00	38.75	45.00	.16

2000	Stock Price High	Stock Price Low	Stock Price Close	Dividends Declared
1st Qtr.	$34.13	$26.50	$33.50	$.14
2nd Qtr.	37.50	31.38	34.77	.15
3rd Qtr.	38.75	33.75	38.38	.15
4th Qtr.	44.69	37.56	44.69	.15

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 25 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns. ▹▹

Stock ownership

December 31, 2001	Shares	%
Insiders	908,441	9.2
ESOP	1,398,586	14.1
Institutions & other public	7,605,569	76.7
Total outstanding	9,912,596	100.0
RLI common stock shareholders	4,256	

Shareholder inquiries

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar at:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
Email: stocktransfer@wellsfargo.com

Dividend reinvestment plans

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar. ▹▹

Requests for additional information

An electronic version of this report and the 2002 proxy statement can be found on our website. Additional printed copies of this report and the Annual Report to the Securities and Exchange Commission, Form 10-K, are available without charge to any shareholder. To have your name placed on a mailing list to receive copies of annual reports and other shareholder materials, simply contact the treasurer at our corporate headquarters. ▹▹

Company ratings

A.M. Best:	A (Excellent)	RLI Insurance Company
	A (Excellent)	Mt. Hawley Insurance Company
	A- (Excellent)	Underwriters Indemnity Company
	A- (Excellent)	Planet Indemnity Company
Standard & Poor's:	A+	RLI Insurance Group

Contacting RLI

Corporate headquarters
9025 N. Lindbergh Drive
Peoria, IL 61615-1499
(309) 692-1000
(800) 331-4929
Fax: (309) 692-1068
www.rlicorp.com

Financial information

For investor relations requests and management's perspective on specific issues, contact RLI Treasurer Michael Price at (309) 693-5880 or at mike_price@rlicorp.com. ▹▹

▹▹ Log on to our website — www.rlicorp.com — for comprehensive investor information. ◃◃

1995	1994	1993	1992	1991
293,922	295,966	266,480	220,048	215,498
155,954	156,722	143,100	117,582	102,343
7,648	(2,403)	14,118	15,599	15,986
7,950	(4,776)	15,948	16,207	16,800
31,374	(8,513)	21,175	18,548	22,430
24,649	27,041	73,629	43,619	22,918
76%	108%	94%	110%	95%
107.5	116.9	97.2	91.4	85.2
106.5	116.9	87.9[8]	95.8	91.6
471,599	413,835	401,609	281,113	237,932
810,200	751,086	667,650	526,351	483,572
418,986	394,966	310,767	268,043	244,667
48,800	52,255	53,000	7,000	9,400
158,608	131,170	140,706	117,393	99,678
172,313	136,125	152,262	100,585	88,605
0.78[6]	(0.25)[6]	1.49	1.74	1.81
0.78[6]	(0.25)[6]	1.42	1.74	1.81
0.81[6]	(0.49)[6]	1.68[9]	1.81	1.90
0.81[6]	(0.49)[6]	1.60[9]	1.81	1.90
3.20[6]	(0.87)[6]	2.23[9]	2.07	2.54
2.77[6][7]	(0.87)[6]	2.10[9]	2.07	2.54
0.41	0.36	0.34	0.32	0.30
16.16	13.37	14.60	13.04	11.27
20.00	13.12	16.96	15.84	10.56
125%				
9,812	9,733	9,499	8,949	8,842
9,812	9,732	10,451	8,949	8,842
9,814	9,812	9,639	9,002	8,842

[1] For all periods presented, net operating earnings represent the Company's net earnings reduced by after-tax realized gains. For 1993, the financial impact of SFAS 109, "Accounting for Income Taxes," has also been deducted in arriving at operating earnings.

[2] See note 1.M to the consolidated financial statements.

[3] In July 1993, the Company issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 2.2 million new shares of RLI common stock.

[4] Basic and diluted earnings per share include $0.08 per share from the initial application of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."

[5] The statutory combined ratio presented includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.

[6] The combined effects of the Northridge Earthquake — including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages — reduced 1994 after-tax earnings by $25.0 million ($2.57 per basic share, $2.10 per diluted share) and 1995 after-tax earnings by $18.6 million ($1.90 per basic share, $1.54 per diluted share).

[7] For 1995, diluted earnings per share on a GAAP basis were antidilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not antidilutive. The number of diluted shares used for this calculation was 9,619.

[8] Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expenses and combined ratio 10.3 points.

[9] Basic and diluted earnings per share include $.18 and $.16 per share, respectively, from the initial application of SFAS 109, "Accounting for Income Taxes."

RLI Corp.
9025 N. Lindbergh Drive, Peoria, IL USA 61615-1499
309-692-1000 ▹▹ 800-331-4929 ▹▹ Fax: 309-692-1068
www.rlicorp.com